SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 14
                                       TO
                                      FORM
                                     N-8B-2


                               File No. 811-02838


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                October 31, 2002


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940


                      EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                    SERIES 10
                             (AND SUBSEQUENT SERIES)
                                       AND
                         MUNICIPAL EXEMPT TRUST NEW YORK
                                    SERIES 1
                             (AND SUBSEQUENT SERIES)
                      and any other future trusts for which
                            Glickenhaus & Co. and/or
             Lebenthal, a division of Advest, Inc. act as Depositors

            ---------------------------------------------------------

                               Name of Registrant

                               6 East 43rd Street
                          New York, New York 10017-4641
            ---------------------------------------------------------

                   Address and Principal Office of Registrant

  X    Not the issuer of periodic payment plan certificates.
-----
       Issuer of periodic payment plan certificates.
-----

Amended items 2, 3, 6, 23, 25, 27, 28, 29 and 59.

I. ORGANIZATION AND GENERAL INFORMATION

               2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


Glickenhaus & Co.                          Lebenthal, a division of Advest, Inc.
6 East 43rd Street                         90 State House Square
New York, New York 10017-4641              Hartford, Connecticut 06103
Internal Revenue Service                   Internal Revenue Service
Employer Identification                    Employer Identification
Number: 13-1936873                         Number: 06-0950348

               Advest, Inc., a Delaware corporation, acts as sponsor of Empire State Municipal Exempt Trust under the name "Lebenthal, a division of Advest Inc."

               3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

               Trustee:
               --------

The Bank of New York
101 Barclay Street
New York, New York  10286
Internal Revenue Service Employer
Identification Number:   13-5160382

               6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                      Reference is made to the Trust Indenture and Agreement among Glickenhaus & Co. and Lebenthal & Co., Inc., as Depositors, The Bank of New York, as Trustee, and Standard & Poor's Corporation, as Evaluator, dated December 18, 1990, and filed as Exhibit 99.1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-17307 of Empire State Municipal Exempt Trust, Guaranteed Series 134 on April 2, 1997.

                      Substantially identical but separate Reference Trust Agreements will be executed for each Series of Trusts among the Depositors, Trustee and Evaluator. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date of each such Trust Series.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                      Reference is made to Item 6(a) above.

               23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                      Glickenhaus & Co. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond Policy, Form B in the amount of $10,000,000. The policy was filed on July 11, 2002, as Exhibit 99.4.4 to Amendment No. 1 to form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165.

                      Advest, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond Policy, Standard Form No. 14, Form No. 24 and Form No. 25 in the amount of $20,000,000 aggregate. The form of Policy was filed on July 11, 2002, as Exhibit 99.4.5 to Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165.

II. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
---------------------------------------------------------------

        Organization and Operations of Depositor
        ----------------------------------------

               25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                      Glickenhaus & Co. is a New York limited partnership organized in 1961 under the laws of the State of New York.

                      Advest, Inc. is a Corporation organized in 1976 under the laws of the State of Delaware.

               27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                      Reference is made to statements contained in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-88434, filed on July 11, 2002, under the Section entitled "Sponsors."

        Officials and Affiliated Persons of Depositor
        ---------------------------------------------

               28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                      With respect to Glickenhaus & Co. see Form BD No. 8-09614 for Glickenhaus & Co., which is incorporated herein by reference.

                      With respect to Advest, Inc. see Form BD No. 8-21409 for Advest, Inc., which is incorporated herein by reference.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                      With respect to Glickenhaus & Co. see Form BD No. 8-09614 for Glickenhaus & Co., which is incorporated herein by reference.

                      With respect to Advest, Inc. see Form BD No. 8-21409 for Advest, Inc., which is incorporated herein by reference.

        Companies Owning Securities of Depositor
        ----------------------------------------

               29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                      With respect to Glickenhaus & Co. see Form BD No. 8-09614 for Glickenhaus & Co., which is incorporated herein by reference.

                      With respect to Advest, Inc. see Form BD No. 8-21409 for Advest, Inc., which is incorporated herein by reference.

III. FINANCIAL AND STATISTICAL INFORMATION
     -------------------------------------

               59. Financial Statements filed herewith:

               (c)(1) Balance Sheet of each of the Depositors for their last fiscal year.

                      With respect to Glickenhaus & Co., reference is made to Exhibit A.

                      With respect to Advest, Inc., reference is made to Exhibit B.

               (c)(2) Profit and Loss Statement and Statement of Surplus for each of the Depositors for their last fiscal year.

                      With respect to Glickenhaus & Co., reference is made to Exhibit A.

                      With respect to Advest, Inc., reference is made to Exhibit B.

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 31st day of October, 2002.

                                    EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                    SERIES 10
                                    (AND SUBSEQUENT SERIES)

                                    MUNICIPAL EXEMPT TRUST NEW YORK
                                    SERIES 1
                                    (AND SUBSEQUENT SERIES)

                                    By:     GLICKENHAUS & CO.


                                            By:  /s/ James M. Glickenhaus
                                                 -------------------------------
                                                 Name:    James M. Glickenhaus
                                                 Title:   General Partner



Attest:  /s/ Michael J. Lynch
         ---------------------------
         Name:   Michael J. Lynch
         Title:  Director, Unit Trust Division

                                            ADVEST, INC.

                                            By:  /s/ David A. Horowitz
                                                 -------------------------------
                                                 Name:    David A. Horowitz
                                                 Title:   Senior Vice President
                                                          and Assistant
                                                          Secretary




Attest:  /s/ Cheryl Gorham
         ---------------------------
         Name:   Cheryl Gorham
         Title:  Legal Assistant

                                    EXHIBITS
                                    --------

No.            Description
---            -----------


(1)     --     Trust Indenture and Agreement dated December 18, 1990 (filed as
               Exhibit 99.1.1.1 to Amendment No. 1 to Form S-6 Registration
               Statement No. 333-17307 of Empire State Municipal Exempt Trust,
               Guaranteed Series 134 on April 2, 1997, and incorporated herein by reference).

(2)     --     Form of Agreement Among Underwriters and Selected Dealers
               Agreement (filed as Exhibit 99.1.3 to Amendment No. 1 to Form S-6
               Registration Statement No. 333-88434 of Empire State Municipal
               Exempt Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

(3)     --     Form of Certificate (filed as Exhibit 99.2.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-17307 of Empire State
               Municipal Exempt Trust, Guaranteed Series 134 on April 2, 1997, and incorporated herein by reference).

(4a)*   --     Certificate of Limited Partnership of Glickenhaus & Co.

(4b)*   --     Certificate of Adoption of Revised Limited Partnership Act by
               Glickenhaus & Co., as amended.

(4c)*   --     Fourth Amended and Restated Agreement of Limited Partnership,
               dated January 1, 1991, as amended.

(5a)    --     Certificate of Incorporation of Advest, Inc., as amended (filed as Exhibit 99.1.6.1 to Amendment No. 1 to Form S-6 Registration
               Statement No. 333-88434 of Empire State Municipal Exempt Trust,
               Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

(5b)    --     By-Laws of Advest, Inc., as amended (filed as Exhibit 99.1.6.2 to
               Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165 on
               July 11, 2002, and incorporated herein by reference).

(6a)    --     Form of Master Letter Agreement of Municipal Bond Investors
               Assurance Corporation (filed as Exhibit 99.1.7(a) to Amendment
               No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire
               State Municipal Exempt Trust, Guaranteed Series 165 on July 11,
               2002, and incorporated herein by reference).


___________________

*  Filed herewith.

(6b)    --     Form of Permanent Insurance Policy of Municipal Bond Investors
               Assurance Corporation (filed as Exhibit 99.1.7(b) to Amendment
               No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire
               State Municipal Exempt Trust, Guaranteed Series 165 on July 11,
               2002, and incorporated herein by reference).

(7a)    --     Code of Ethics of Advest, Inc. (filed as Exhibit 99.7.1 to
               Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of Empire State Municipal Exempt Trust, Guaranteed Series 165 on
               July 11, 2002, and incorporated herein by reference).

(7b)    --     Code of Ethics of Glickenhaus & Co. (filed as Exhibit 99.7.2 to
               Post-Effective Amendment No. 4 to Form S-6 Registration Statement
               No. 333-42455 of Empire State Municipal Exempt Trust, Guaranteed
               Series 140 on July 26, 2002, and incorporated herein by reference).

Exhibit A

Exhibit B

                                  EXHIBIT (4a)
                                  ------------


                                GLICKENHAUS & CO.


                       CERTIFICATE OF LIMITED PARTNERSHIP

                       CERTIFICATE OF LIMITED PARTNERSHIP
                       ----------------------------------


               WE, the undersigned, desiring to form a limited partnership pursuant to the laws of the State of New York, certify as follows:

               1. The name of the partnership is GLICKENHAUS & CO.

               2. The character of the business of the Partnership is the following:

                      (a) as dealers, to buy, hold and sell securities of all types;

                      (b) as brokers, to buy, hold and sell securities of all types;

                      (c) to buy, hold and sell securities of all types for investment;

                      (d) all and any business activities related to the foregoing.

               3. The principal place of business of the Partnership is at 30 Broad Street, Borough of Manhattan, City and State of New York.

               4. The name and place of residence of each general partner is as follows:

                       Name                            Residence
                       ----                            ---------

               Seth M. Glickenhaus               100 Dorchester Road
                                                 New Rochelle, New York

               Herbert W. Ackerman               10-03 Hartman Lane
                                                 Far Rockaway 91, New York

                      The name and place of residence of each limited partners is as follows:

                       Name                            Residence
                       ----                            ---------

               Sarah B. Glickenhaus              100 Dorchester Road
                                                 New Rochelle, New York

               Nancy Brody Glickenhaus           c/o Rembar, Zolotar & Leavy
                 Trust Number One by             521 Fifth Avenue
                 Charles Rembar, Trustee         New York, New York

               James M. Glickenhaus              c/o Rembar, Zolotar & Leavy
               Trust Number One by               521 Fifth Avenue
               Charles Rembar, Trustee           New York, New York

               5. The term for which the partnership is to exist is from the date on which this certificate is filed through December 31, 1970, unless sooner ended by death, incompetency, incapacity, bankruptcy, withdrawal, or change in the ownership of his participating interest, of either general partner.

               6. No property other than cash has been contributed. The amount of cash contributed by each limited partner is as follows:

                       Name                             Amount
                       ----                             ------

               Sarah B. Glickenhaus                    $________

               Nancy Brody Glickenhaus                 $________
                  Trust Number One by
                  Charles Rembar, Trustee

               James M. Glickenhaus                    $________
                  Trust Number One by
                  Charles Rembar, Trustee

               7. No additional contributions have been agreed to be made.

               8. The contribution of each limited partner is to be returned at the end of the partnership term.

               9. The share of the net profits for each year which each limited partner shall receive by reason of his contribution consists, to the extent available after the payment of $______ in such year to SETH M. GLICKENHAUS and $_____ in such year to HERBERT W. ACKERMAN, and of the payment to each of the partners of a sum equivalent to ___ % percent of his capital interest during such year is the following:

               Sarah B. Glickenhaus                          __%

               Nancy Brody Glickenhaus                       __%
               Trust Number One by
               Charles Rembar, Trustee

               James M. Glickenhaus                          __%
               Trust Number One by
               Charles Rembar, Trustee

               10. No limited partner may substitute an assignee as contributor in his place.

               11. The partners may not admit additional limited partners.

               12. No limited partner has priority over other limited partners.

               13. There are two general partners.

               14. No limited partner has the right to demand and receive property other than cash in return for his contribution.

Dated, New York, April 26, 1961.

                                    /s/ SETH M. GLICKENHAUS
                                    --------------------------------------------
                                            Seth M. Glickenhaus


                                    /s/ SARAH B. GLICKENHAUS
                                    --------------------------------------------
                                            Sarah B. Glickenhaus


                                    /s/ HERBERT W. ACKERMAN
                                    --------------------------------------------
                                            Herbert W. Ackerman


                                    /s/ CHARLES REMBAR
                                    --------------------------------------------
                                    Nancy Brody Glickenhaus Trust
                                      Number One by Charles Rembar,
                                      Trustee


                                    /s/ CHARLES REMBAR
                                    --------------------------------------------
                                    James M. Glickenhaus Trust
                                      Number One by Charles Rembar,
                                      Trustee

STATE OF NEW YORK   )
                    : SS.:
COUNTY OF NEW YORK  )

               On this 26th day of April, 1961, before me personally came SETH
M. GLICKENHAUS, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                    /s/ IRVING KLEIN
                                    --------------------------------------------
                                    [Notarial Seal]


STATE OF NEW YORK   )
                    : SS.:
COUNTY OF NEW YORK  )

               On this 26th day of April, 1961, before me personally came SARAH
B. GLICKENHAUS, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that she executed the same.

                                    /s/ IRVING KLEIN
                                    --------------------------------------------
                                    [Notarial Seal]



STATE OF NEW YORK   )
                    : SS.:
COUNTY OF NEW YORK  )

               On this 26th day of April, 1961, before me personally came HERBERT W. ACKERMAN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                    /s/ IRVING KLEIN
                                    --------------------------------------------
                                    [Notarial Seal]



STATE OF NEW YORK   )
                    : SS.:
COUNTY OF NEW YORK  )

               On this 26th day of April, 1961, before me personally came CHARLES REMBAR, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                    /s/ IRVING KLEIN
                                    --------------------------------------------
                                    [Notarial Seal]

                                  EXHIBIT (4b)
                                  ------------

                                GLICKENHAUS & CO.

             ------------------------------------------------------

                             CERTIFICATE OF ADOPTION

                                       OF

                         REVISED LIMITED PARTNERSHIP ACT

                                       BY

                                GLICKENHAUS & CO.

             ------------------------------------------------------



          Under Section 121-1202 of the Revised Limited Partnership Act








                        CARRO, SPANBOCK, KASTER & CUIFFO
                           1345 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10105-0065

                             CERTIFICATE OF ADOPTION
                       OF REVISED LIMITED PARTNERSHIP ACT
                              OF GLICKENHAUS & CO.

         (Under Section 121-1202 of the Revised Limited Partnership Act)


To the Department of State
State of New York

It is hereby certified that:

         First: The name of the limited partnership is GLICKENHAUS & CO.

         Second: The original Certificate of Limited Partnership was filed in the County of New York on April 26, 1961.

         Third: The county within the state of New York in which the office of the limited partnership is to be located is the County of New York.

         Fourth: The limited partnership hereby elects to adopt the New York Revised Limited Partnership Act.

         Fifth: The Secretary of State of the State of New York is designated as the agent upon whom process against the limited partnership may be served. The post office address within or without the State of New York to which the Secretary of State of the State of New York shall mail a copy of any process against the limited partnership served upon him is c/o Glickenhaus and Co., 6 East 43rd Street, New York, New York 10017.

         Sixth: The names and the business or residence street addresses of the general partners are:

               Name                                  Address
               ----                                  -------

               Seth M. Glickenhaus                   6 East 43rd Street
                                                     New York, NY 10017

               Alfred Feinman                        6 East 43rd Street
                                                     New York, NY 10017

               Steven B. Green                       6 East 43rd Street
                                                     New York, NY 10017

               David F. Maisel                       6 East 43rd Street
                                                     New York, NY 10017

               Connie Moak Mazur                     6 East 43rd Street
                                                     New York, NY 10017

               Robert F. Santoro                     6 East 43rd Street
                                                     New York, NY 10017

         Seventh: The latest date upon which the limited partnership is to dissolve is December 31, 2007.

               IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

DATE:  August 31, 1991


                                GENERAL PARTNERS:


                                /s/ Seth M. Glickenhaus
                                ------------------------------------------------
                                SETH M. GLICKENHAUS


                                /s/ Alfred Fienman
                                ------------------------------------------------
                                ALFRED FEINMAN


                                /s/ Steven B. Green
                                ------------------------------------------------
                                STEVEN B. GREEN


                                /s/ Steven B. Green
                                ------------------------------------------------
                                FOR:    DAVID F. MAISEL
                                By:     Steven B. Green, Attorney-in-Fact


                                /s/ Connie Moak Mazur
                                ------------------------------------------------
                                CONNIE MOAK MAZUR


                                /s/ Robert F. Santoro
                                ------------------------------------------------
                                ROBERT F. SANTORO

                ------------------------------------------------


                            CERTIFICATE OF AMENDMENT

                                       OF

                       CERTIFICATE OF LIMITED PARTNERSHIP

                                       OF

                                GLICKENHAUS & CO.


                ------------------------------------------------



         (Under Section 121-202 of the Revised Limited Partnership Act)







                         CARRO SPANBOCK KASTER & CUIFFO
                           1345 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10105-0065

                         CERTIFICATE OF AMENDMENT OF THE
                      CERTIFICATE OF LIMITED PARTNERSHIP OF
                                GLICKENHAUS & CO.

         (Under Section 121-202 of the Revised Limited Partnership Act)


It is hereby certified that:

         Eighth: The name of the limited partnership is GLICKENHAUS & CO.

         Ninth: The date of filing of the certificate or limited partnership of the limited partnership is April 26, 1961. The Certificate of Adoption of the Revised Limited Partnership Act was filed on November 1, 1991.

         Tenth: The amendments of the certificate of limited partnership of the limited partnership effected by this certificate of amendment are as follows:

               1. To reflect the names and places of residence of each respective General Partner and each Regular Limited Partner;

               2. To reflect the withdrawal from the limited partnership, as of August 31, 1991, of S. Curtiss Roach as a Class A Special Limited Partner; and

               3. To set forth the application of the assets of the Partnership upon liquidation of the Partnership.

         Eleventh: To accomplish the foregoing amendments, Paragraphs 4 and 13 of the certificate of limited partnership, relating to the names and places of residence of the General Partners and of the Regular Limited Partners and to admissions and withdrawals, and the application of the assets of the Partnership upon liquidation, respectively, are hereby amended to read as follows:

               4. The name and place of residence of each General Partner is as follows:

               Name                                  Residence Address
               ----                                  -----------------

               Seth M. Glickenhaus                   100 Dorchester Road
                                                     Scarsdale, New York

               Alfred Feinman                        82 Lincoln Avenue
                                                     Purchase, New York

               Steven B. Green                       5 Deborah Court
                                                     Woodcliff Lake, New Jersey

               David F. Maisel                       85 Valley View Road
                                                     Chappaqua, New York

               Connie Moak Mazur                     150 East 69th Street
                                                     New York, New York

               Robert F. Santoro                     8 Meyer Road
                                                     Edison, New Jersey

                      The name and place of residence of each Regular Limited Partner is as follows:

               Name                                  Residence Address
               ----                                  -----------------

               Sarah B. Glickenhaus                  100 Dorchester Road
                                                     Scarsdale, New York

               Nancy Brody Pier                      110 Riverside Drive
                                                     New York, New York

               James M. Glickenhaus                  Marble Hall
                                                     Rye, New York

                      Paragraph 13 of the Certificate is hereby amended as follows:

               13. Upon liquidation of the Partnership, the assets of the Partnership shall be applied (i) first, to Partnership liabilities; (ii) second, to loans from Partners; (iii) third, to unpaid interest to Partners on Capital Accounts;
               (iv) fourth, to all other Partners to the extent of their Capital Accounts; and (v) fifth, to the Partners in accordance with Paragraph 9 (iii).

               As herein modified, the Certificate shall remain in full force and effect.

               IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment as of the 31st day of August, 1991 and affirms that the statements made herein are true under the penalties of perjury.


                                GENERAL PARTNERS:


                                /s/ Seth M. Glickenhaus
                                ------------------------------------------------
                                SETH M. GLICKENHAUS


                                /s/ Alfred Feinman
                                ------------------------------------------------
                                ALFRED FEINMAN


                                /s/ Steven B. Green
                                ------------------------------------------------
                                STEVEN B. GREEN

                                /s/ Steven B. Green
                                ------------------------------------------------
                                FOR:    DAVID F. MAISEL
                                By:     Steven B. Green, attorney-in-fact



                                /s/ Connie Moak Mazur
                                ------------------------------------------------
                                CONNIE MOAK MAZUR


                                /s/ Robert F. Santoro
                                ------------------------------------------------
                                ROBERT F. SANTORO



                                LIMITED PARTNERS:


                                /s/ Sarah B. Glickenhaus
                                ------------------------------------------------
                                SARAH B. GLICKENHAUS


                                /s/ Nancy Brody Pier
                                ------------------------------------------------
                                NANCY BRODY PIER


                                /s/ James M. Glickenhaus
                                ------------------------------------------------
                                JAMES M. GLICKENHAUS



                                WITHDRAWING CLASS A SPECIAL
                                   LIMITED PARTNER:


                                /s/ S. Curtiss Roach
                                ------------------------------------------------
                                S. CURTISS ROACH

                                  EXHIBIT (4c)
                                  ------------



                                GLICKENHAUS & CO.


                           FOURTH AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP

                             TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
ARTICLE I
        DEFINITIONS.........................................................................1

ARTICLE II
        ORGANIZATION........................................................................5
               2.1    Formation.............................................................5
               2.2    Name..................................................................5
               2.3    Principal Place of Business and Other Offices.........................5
               2.4    Designated Affiliates.................................................5
               2.5    Business Purposes and Title to Property...............................6
               2.6    Term of Partnership...................................................7

ARTICLE III
        CAPITAL CONTRIBUTIONS...............................................................7
               3.1    Capital Contributions.................................................7
               3.2    Contribution of Use of New York Stock Exchange Membership.............7
               3.3    No Return or Interest on Capital Contributions........................9
               3.4    Treatment of Loans....................................................9
               3.5    Limited Liability of Limited Partners.................................9

ARTICLE IV
        MANAGEMENT OF PARTNERSHIP BUSINESS.................................................10
               4.1    Management and Control...............................................10
               4.2    Expenses.............................................................12
               4.3    Limited Partners Shall Not Manage or Control.........................12
               4.4    Provision Against Admission and Transfer.............................12
               4.5    Acts of the Partnership..............................................13
               4.6    Other Powers of the General Partners.................................13

ARTICLE V
        RIGHTS AND DUTIES OF PARTNERS......................................................13
               5.1    Duties of the Partners; Other Activities of the Partners.............13
               5.2    Liability and Indemnification........................................14
               5.3    Return of Capital Contribution only in Cash..........................15
               5.4    Dealing with Partners................................................15
               5.5    Use of Partnership Property..........................................15

ARTICLE VI
        SALARIES...........................................................................16
               6.1    Compensation of Certain General Partners.............................16

ARTICLE VII
        ALLOCATIONS AND DISTRIBUTIONS......................................................16
               7.1    Capital Accounts.....................................................16


               7.2    Adjustments to Capital Accounts......................................17
               7.3    Allocation of Profits and Losses.....................................18
               7.4    Special Allocation Provisions........................................23
               7.5    Allocation of Items of Taxable Income and Loss.......................23
               7.6    Allocation Adjustments...............................................24
               7.7    Withdrawals from Capital Accounts....................................25

ARTICLE VIII
        BOOKS AND RECORDS..................................................................26
               8.1    Accounts of the Partnership; Inspection..............................26
               8.2    Fiscal Year; Accounting Periods......................................27
               8.3    Annual Financial Statements..........................................27
               8.4    Other Financial Statements...........................................27
               8.5    Disagreements........................................................28
               8.6    Tax Returns and Tax Elections........................................28
               8.7    Tax Matters Partner..................................................29

ARTICLE IX
        TRANSFER OF PARTNERSHIP INTERESTS..................................................29
               9.1    Transfer of Interest by Partners.....................................29

ARTICLE X
        WITHDRAWAL AND REMOVAL OF PARTNERS; CONTINUATION OF THE PARTNERSHIP................30
               10.1   Removal of General Partners..........................................30
               10.2   Removal of Limited Partners..........................................30
               10.3   Voluntary Withdrawals................................................30
               10.4   Effect of Withdrawal of a General Partner............................30
               10.5   Effect of Withdrawal of a Limited Partner............................31
               10.6   Special Provisions Affecting Sarah B. Glickenhaus....................31
               10.7   Special Provisions Affecting James M. Glickenhaus and Nancy
                      Brody Pier...........................................................32
               10.8   Payments to Withdrawing Partners.....................................33
               10.9   End of Accounting Period.............................................34
               10.10  Power of Attorney....................................................34

ARTICLE XI
        TERMINATION OF PARTNERSHIP; LIQUIDATION AND DISTRIBUTION OF ASSETS.................35
               11.1   Dissolution and Termination..........................................35
               11.2   Liquidation and Partial Liquidation..................................35
               11.3   Distribution in Kind.................................................37
               11.4   Selection of Liquidating Partner.....................................37
               11.5   Final Statement......................................................37


ARTICLE XII
        MISCELLANEOUS......................................................................38
               12.1   Notices..............................................................38
               12.2   Severability.........................................................38
               12.3   Captions.............................................................38
               12.4   Person and Gender....................................................38
               12.5   Binding Agreement....................................................38
               12.6   Applicable Law.......................................................39
               12.7   Entire Agreement.....................................................39
               12.8   Agreement in Counterparts............................................39
               12.9   Qualification in Other States........................................39

                                GLICKENHAUS & CO.


                           FOURTH AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP

               THIS FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (the "Agreement"), dated as of January 1, 1991, of Glickenhaus & Co., a New York limited partnership (the "Partnership"), is by and among those persons listed on Schedule A annexed hereto (the "General Partners"), those persons listed on Schedule B annexed hereto (the "Regular Limited Partners") and those persons listed on Schedule C annexed hereto (the "Special Limited Partners").

                                    RECITALS
                                    --------


               WHEREAS, the Partnership was formed pursuant to the provisions of the Uniform Limited Partnership Act of the State of New York, as amended (the "Partnership Law"), by the filing of a Certificate of Limited Partnership (the "Certificate") with the County Clerk of New York County, New York on April 26, 1961; and

               WHEREAS, the Third Amended and Restated Agreement of Limited Partnership of the Partnership, made as of January 1, 1988, as same was from time to time amended, is hereby amended, restated and superseded in its entirety by this Agreement.

               NOW, THEREFORE, to reflect the foregoing, the parties hereto agree as follows:

                                    ARTICLE I


                                   DEFINITIONS
                                   -----------


               As used in this Agreement, unless the context otherwise requires, the following terms have the following meanings:

               "Accounting Period" has the meaning ascribed thereto in Section 8.2.

               "Capital Account" has the meaning ascribed thereto in Section
7.1.

               "Certificate" has the meaning ascribed thereto in the Recitals.

               "Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of future revenue laws, together with Treasury Regulations ("Treas. Regs.") and Revenue Rulings promulgated thereunder.

               "Designated Affiliate" has the meaning ascribed thereto in
Section 2.4.

               "Effective Date" has the meaning ascribed thereto in Section 7.7(c)(1).

               "Election Notice" has the meaning ascribed thereto in Section 10.7(a).

               "Electing Partner" has the meaning ascribed thereto in Section 10.7(a).

               "Event of Withdrawal of a General Partner" has the meaning ascribed thereto in Section 10.4(a).

               "Event of Withdrawal of a Limited Partner" has the meaning ascribed thereto in Section 10.5.

               "Exchange" has the meaning ascribed thereto in Section 3.2(a).

               "Fiscal Year" has the meaning ascribed thereto in Section 8.2.

               "General Partner Percentage Interest" has the meaning ascribed thereto in Section 7.3(c)(1)(ii).

               "General Partners" means those persons described on Schedule A annexed hereto, and a "General Partner" means any one of them.

               "Initial Capital Contribution" has the meaning ascribed thereto in Section 3.1.

               "Interest on Capital" means, with respect to any Partner, a return of nine percent (9%) per annum on the aggregate balance from time to time outstanding in his or her Capital Account, provided, however, that, from time to time, a majority in interest of the General Partners may, by written instrument, adopt an interest rate other than 9% which, upon such adoption, shall immediately become effective; provided, however, that if in any year the amount of Partnership Profits shall be less than the aggregate Interest on Capital for all Partners, then the aggregate amount of Interest on Capital for such year shall be limited to the amount of Partnership Profits and each Partner's Interest on Capital shall be adjusted accordingly.

               "Interim Management Committee" has the meaning ascribed thereto in Section 4.1(c).

               "Investment Management Department" has the meaning ascribed thereto in Section 7.3(a)(1).

               "Investment Management Expenses" has the meaning ascribed thereto in Section 7.3(a)(1).

               "Investment Management Losses" has the meaning ascribed thereto in Section 7.3(a)(1).

               "Investment Management Profits" has the meaning ascribed thereto in Section 7.3(a)(1).

               "Investment Management Revenues" has the meaning ascribed thereto in Section 7.3(a)(1).

               "Limited Partners" means the Regular Limited Partners and the Special Limited Partners, unless any or all of the Special Limited Partners shall expressly be excluded or the context shall require otherwise. A "Limited Partner" means any one of them.

               "Other Partnership Losses" has the meaning ascribed thereto in
Section 7.3(c)(2).

               "Other Partnership Profits" has the meaning ascribed thereto in
Section 7.3(c)(1).

               "Partners" means the General Partners and the Limited Partners.

               "Partnership" has the meaning ascribed thereto in the Preamble.

               "Partnership Law" has the meaning ascribed thereto in the Recitals.

               "Partnership Losses" means the amount, if any, by which Investment Management Losses, if any, Real Estate Losses, if any, and Other Partnership Losses, if any, exceed Investment Management Profits, if any, Real Estate Profits, if any, and Other Partnership Profits, if any.

               "Partnership Profits" means the amount, if any, by which the Investment Management Profits, if any, Real Estate Profits, if any, and Other Partnership Profits, if any, exceed Investment Management Losses, if any, Real Estate Losses, if any, and Other Partnership Losses, if any.

               "Percentage Interest" has the meaning ascribed thereto in Section 7.3(c)(1)(ii).

               "Principal" has the meaning ascribed thereto in Section 10.10.

               "Real Estate Expenses" has the meaning ascribed thereto in
Section 7.3(b)(1).

               "Real Estate Losses" has the meaning ascribed thereto in Section 7.3(b)(1).

               "Real Estate Percentage Interests" has the meaning ascribed thereto in Section 7.3(b)(2)(ii).

               "Real Estate Profits" has the meaning ascribed thereto in Section 7.3(b)(1).

               "Real Estate Revenues" has the meaning ascribed thereto in
Section 7.3(b)(1).

               "Real Estate Ventures" has the meaning ascribed thereto in
Section 7.3(b)(1).

               "Reconstitution Option" has the meaning ascribed thereto in
Section 10.7(b).

               "Requesting Partner" has the meaning ascribed thereto in Section 7.7(c)(1).

               "Revised Certificate" has the meaning ascribed thereto in Section 2.1(b).

               "Revised Partnership Law" has the meaning ascribed thereto in
Section 2.1(a).

               "Special Limited Partners" means those persons described on Schedule C annexed thereto, and a "Special Limited Partner" means any one of them.

               "Withdrawing General Partner" has the meaning ascribed thereto in
Section 10.4(c).

               "Withdrawing Limited Partner" has the meaning ascribed thereto in
Section 10.5.

                                   ARTICLE II


                                  ORGANIZATION
                                  ------------


2.1            Formation.
               ----------

               (a) The Partners formed the Partnership pursuant to the Partnership Law by filing the Certificate with the County Clerk of New York County, New York. Until such time as the Revised Limited Partnership Act of the State of New York (the "Revised Partnership Law") becomes effective, the Partnership shall be governed by the Partnership Law and the rights and liabilities of the Partners shall be as provided by the Partnership Law. The General Partners shall execute, file and record an amendment to the Certificate if and to the extent necessary or appropriate to reflect changes in terms therein occasioned by the execution of this Agreement.

               (b) The Partners desire that the Partnership elect to be governed by the terms of the Revised Partnership Law when the Revised Partnership Law becomes effective. In furtherance thereof, the General Partners endeavor that, as soon as reasonably practicable after the effective date of the Revised Partnership Law, they shall execute and file with the Department of State of the State of New York a Certificate of Adoption of Revised Limited Partnership Act of the Partnership (the "Revised Certificate") and do all such further acts and things as may be required to cause the Partnership to be governed by the Revised Partnership Law. As of the filing of the Revised Certificate, the Partnership shall be governed by the Revised Partnership Law and the rights and liabilities of the Partners shall be as provided by the Revised Partnership Law.

2.2            Name.
               -----

               The name of the Partnership shall be Glickenhaus & Co. or such other name as the General Partners may designate upon written notice to the Partners, with such variations thereof as may be necessary to comply with the laws of other states within which the Partnership may do business.

2.3            Principal Place of Business and Other Offices.
               ----------------------------------------------

               The principal place of business of the Partnership shall be located at 6 East 43rd Street, New York, New York 10017 or at such other location, within or without the State of New York, as the General Partners may designate from time to time.

2.4            Designated Affiliates.
               ----------------------

               The Partnership has caused the formation of certain other entities in which the Partnership has an interest. Each of the foregoing entities, and any other corporations, partnerships, associations or other entities in which the Partnership shall have a direct or indirect interest shall be referred to as the "Designated Affiliates," and each a "Designated Affiliate." "Designated Affiliates" shall not include any entity which shall be owned directly by one or more of the Partners of the Partnership.

2.5            Business Purposes and Title to Property.
               ----------------------------------------

               The Partnership shall have as its purposes engaging in investment and financing activities relating to enterprises of all kinds, including, without limitation, conducting a general brokerage and commission business. In general, the Partnership is empowered to buy and sell and hold and deal in securities of all kinds, as principals, dealers, brokers, agents or otherwise, and, in such capacities, to engage in transactions, investments and ventures of all kinds, including, without limitation, those relating to or involving municipal bond sales, trading, underwriting and investment banking activities; the purchase of, sale of and dealing in corporate shares, bonds, notes and evidences of indebtedness of any person, firm, enterprise, corporation or association, domestic or foreign, and bonds and any other obligations of any nation, government, state, municipality, school district, or any political subdivision thereof, domestic or foreign, and bills of exchange and commercial paper, and any and all other securities of any kind, nature or description whatsoever; investment management activities; arbitrage transactions; foreign exchange transactions; trading of currencies, options, and gold, silver, grain, rubber, and any other commodities and provisions usually dealt with on exchanges, or upon the over-the-counter market; buying, selling, developing and holding real estate, oil and mineral properties, and rights and royalties; and, in general, without limitation of the foregoing, such business as is usually and customarily conducted by stock exchange and commodity brokers. The purposes of the Partnership may be carried out through activities conducted by the Partnership or through investments in corporations or unincorporated entities, partnerships, both limited and general, joint ventures or associations, or participations therein, whether organized and conducted in the United States or in any foreign country. The Partnership shall have full power to transfer, mortgage, pledge, sell or otherwise deal with its investments and properties and exercise all rights, powers, privileges and other incidents of ownership or possession with respect thereto. The Partnership may borrow and raise money from time to time, issue, accept, endorse and execute notes, drafts, bills of exchange and evidences of indebtedness of all kinds, with or without security; it may maintain one or more offices within or outside of the State of New York and engage personnel for the conduct of the Partnership's activities; and it may enter into, make and perform contracts, agreements and undertakings of all kinds as may be necessary, advisable or incident to the carrying out of its purposes. In addition to the powers specified above, the Partnership shall have the power to do all and everything necessary, suitable or proper for the accomplishment of or in furtherance of any of the purposes set forth herein, and to do every other act or acts, thing or things, incidental or appurtenant to or arising from or connected with any such purposes, including, without limitation, the making of charitable contributions and political contributions; provided, however, that nothing set forth herein shall be construed as authorizing the Partnership to possess any purpose or power or to do any act or thing, forbidden by law to a limited partnership organized under the laws of the State of New York. The Partnership shall acquire all assets required to effect the purposes of the Partnership in the name of the Partnership, except as otherwise designated by the General Partners. The General Partners shall execute such documents as may be necessary to reflect the Partnership's ownership of such items in such public offices as may be required.

2.6            Term of Partnership.
               --------------------

               The term of the Partnership commenced on April 26, 1961, the date of recording of the Certificate and shall continue until December 31, 2007, unless terminated earlier in accordance with the provisions of Article XI.

                                   ARTICLE III


                              CAPITAL CONTRIBUTIONS
                              ---------------------


3.1            Capital Contributions.
               ----------------------

               As of January 1, 1991, the Partners shall have contributed to, and/or permitted to be retained in, the capital of the Partnership, in cash or property, the sums in their Partnership Capital Accounts on December 31, 1990 (the "Initial Capital Contributions"). Upon the admission of any new Partner, the appropriate Schedule shall be revised to reflect such new Partner and any Initial Capital Contribution made by him.

3.2            Contribution of Use of New York Stock Exchange Membership.
               ----------------------------------------------------------

               (a) Seth M. Glickenhaus has contributed the use of his membership in the New York Stock Exchange (the "Exchange") to the Partnership. Such membership shall be, and continue to remain, the property of Seth M. Glickenhaus, and neither the Partnership nor any of the other parties hereto shall have any right, title or interest in the ownership thereof or in the privileges thereof. Any rights that shall be issued upon such membership shall be the individual property of Seth M. Glickenhaus, but he shall not sell, dispose of (other than by will) or otherwise impair such membership during the term of the Partnership. Insofar as may be necessary for the protection of creditors of the Partnership, subject to the Constitution and Rules of the Exchange, the proceeds of the transfer of his membership shall be an asset of the Partnership.

               (b) In the event that (i) Seth M. Glickenhaus dies (ii) at such time as he is a member of the Exchange and the sole General Partner who is such a member and (iii) the Partnership's business is continued pursuant to
Section 10.4(a), then the Partnership or the New Firm (as the case may be), if permitted by the proper committee or other authority of the Exchange to have the status of a member firm of the Exchange, shall be entitled to have the use of Seth M. Glickenhaus's membership on the Exchange, without payment of any consideration, from the date of his death until the termination of such status or until a member of the Exchange is admitted to the Partnership or New Firm as a general partner, and that, insofar as may be necessary for the protection of creditors of the Partnership or New Firm, and subject to the Constitution and Rules of the Exchange, the proceeds of the transfer of Seth M. Glickenhaus' membership shall be an asset of the Partnership or New Firm during such period, and any claims of his estate thereto shall be fully and completely subordinated in right of payment to the claims of any and all creditors of the Partnership or the New Firm. Without limiting and in addition to the foregoing, any death benefit payable by the Exchange shall be and is the property of the Partnership or the New Firm (as the case may be) and the Partnership or the New Firm (as the case may be) shall be paid by Seth M. Glickenhaus' estate the full amount of any such death benefit received from the Exchange and Seth M. Glickenhaus hereby agrees that his estate shall be required to make such payment. If, for any reason, Seth M. Glickenhaus' estate shall fail to make such payment, in addition to any other remedies, the Partnership or the New Firm (as the case may be) may offset against any amounts due to Seth M. Glickenhaus the amount of such death benefit.

               (c) Subject to Section 3.4(b) above, if either (i) the Partnership is dissolved pursuant to Section 11.1 or (ii) an Event of Withdrawal of a General Partner (as hereinafter defined) occurs with respect to Seth M. Glickenhaus, then Seth M. Glickenhaus (or his legal representative or successor in interest) shall have the right to elect, by written notice to the Partnership, to retain his membership in the Exchange by paying to the Partnership that amount of cash which would be required by the Partnership to purchase from the Exchange another membership on the Exchange (including any and all fees which would be required to be paid by the Partnership in connection therewith). This right of election shall continue for a period of thirty (30) days following the dissolution of the Partnership or the occurrence of such Event of Withdrawal of a General Partner, as the case may be; provided, however, that if the right of election provided for hereunder arises by reason of the death or incompetency of Seth M. Glickenhaus, said right of election shall be deemed to expire on the later to occur of (i) the expiration of the referenced thirty (30) day period or (ii) the tenth (10th) day following the appointment of the trustee or trustees of Seth M. Glickenhaus' estate or his legal representative. If Seth M. Glickenhaus (or his legal representative or successor in interest) elects not to retain said membership in the Exchange (or fails to make any election within the prescribed period), then, at the option of the Partnership, Seth M. Glickenhaus (or his legal representative or successor in interest) shall, forthwith, either

                      (A) sell said membership in the Exchange and pay the proceeds over to the Partnership; or

                      (B) transfer said membership in the Exchange for a nominal consideration to a person designated by the Partnership and satisfactory to the Board of Governors of the Exchange.

All monies received by the Partnership by virtue of the exercise of either of the options provided for in clauses (A) or (B) above in excess of the cost of such membership shall be distributed to the Partners in proportion to their respective Percentage Interests.

3.3            No Return or Interest on Capital Contributions.
               -----------------------------------------------

               No Partner shall receive any return or interest on his contributions to the capital of the Partnership except as provided herein.

3.4            Treatment of Loans.
               -------------------

               If any Partner shall advance funds to the Partnership as a loan, such funds shall be treated as a loan, and shall not enlarge his interest in the Partnership, but rather shall be a debt of the Partnership to such Partner, entitled to repayment prior to any distributions to the Partners.

3.5            Limited Liability of Limited Partners.
               --------------------------------------

               No Limited Partner shall be liable for or subject to any obligations, losses, debts or liabilities of the Partnership at any time in excess of the sum of the amount of such Limited Partner's Capital Account at such time. Notwithstanding the foregoing, the Capital Accounts of the Special Limited Partners (as distinguished from the Limited Partners) shall not be reduced by Partnership debts, losses or liabilities until the Capital Accounts of all other Partners have been reduced to zero.

                                   ARTICLE IV


                       MANAGEMENT OF PARTNERSHIP BUSINESS
                       ----------------------------------


4.1            Management and Control.
               -----------------------

               (a) Except as otherwise specifically set forth in this Agreement, management, operation and control of the Partnership shall be vested in the General Partners, who shall have the power on behalf and in the name of the Partnership to carry out any and all of the purposes of the Partnership and to perform all acts and enter into and perform all contracts and other undertakings which they may deem necessary or advisable or incidental thereto. Each action to be taken by the General Partners shall require the affirmative consent of General Partners holding a majority in interest of the General Partner Percentage Interests.

               (b) Without limiting the generality of the foregoing Section 4.1(a) and in addition to the other powers set forth elsewhere in this Agreement, the General Partners are hereby authorized and empowered on behalf of the Partnership:

                      (i) To purchase, acquire, hold, sell, exchange and dispose of any investment made by the Partnership and, without limitation, to carry on any business conducted by the Partnership and to execute and deliver in the Partnership name any and all instruments necessary in connection with the foregoing;

                      (ii) To employ or consult such persons, firms or corporations as it shall deem advisable for the operation and management of the Partnership, including, without limitation, brokers, accountants, attorneys or specialists in any field of endeavor whatsoever, including persons or firms who may be affiliated with or controlled by or under common control with any of the Partners;

                      (iii) To deposit the funds of the Partnership in the Partnership name in any bank or trust company and to entrust to such bank or trust company any of the securities, monies, documents and papers belonging to or relating to the Partnership, provided, however, that from time to time in order to facilitate any transaction, any of the said securities, monies, documents and papers belonging to or relating to the Partnership may be deposited in and entrusted to any brokerage firm that is a member of any national securities exchange;

                      (iv) To possess, transfer, mortgage, pledge or otherwise deal in, and to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, securities or other property held or owned by the Partnership;

                      (v) To borrow or raise monies and, from time to time without limit as to amount, to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the Partnership whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the Partnership for its purposes;

                      (vi) To enter into, make and perform all contracts, agreements and other undertakings as the General Partners may determine to be necessary, advisable or incidental to the carrying out of the foregoing objects and purposes, the execution thereof by any one General Partner to be conclusive evidence of such determination;

                      (vii) To execute all other instruments of any kind or character that the General Partners determine to be necessary or appropriate in connection with the business of the Partnership, the execution thereof by any one General Partner to be conclusive evidence of such determination;

                      (viii) To acquire and hold membership in, or otherwise to secure trading privileges on, such exchange, clearing corporations or associations or similar institutions, and to acquire and hold membership in any association of brokers or dealers, or in any similar organization or association, as the General Partners may from time to time determine and to pay all dues and charges incurred in connection therewith;

                      (ix) To purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, employ, sell, exchange, transfer, or otherwise dispose of, mortgage, pledge, use, and otherwise deal in and with, any securities owned by others;

                      (x) To commence or defend any litigation involving a General Partner in his capacity as General Partner, and to retain legal counsel in connection therewith; and

                      (xi) To delegate to any person any part of the powers of the General Partners.

               (c) Notwithstanding anything to the contrary set forth above, if (i) an Event of Withdrawal of a General Partner (as hereinafter defined) shall occur with respect to Seth M. Glickenhaus, (ii) the Partnership's business is continued pursuant to Section 10.4 and (iii) both of the Electing Partners do not elect the Reconstitution option, then, for so long as there remains any amount outstanding in the Capital Accounts of Seth M. Glickenhaus and/or Sarah
B. Glickenhaus (or their respective legal representatives or successors in interest), the Partnership shall be managed by an Interim Management Committee (the "Interim Management Committee") consisting of the remaining General Partners, the remaining Limited Partners and such other key employees of the Partnership as may be designated by the General Partners. During the period in which the Interim Management Committee shall be in existence, each action which otherwise would be required to be taken by the General Partners hereunder shall instead be taken by the Interim Management Committee and such action shall require the affirmative consent of a majority of the members of the Interim Management Committee without regards to their Percentage Interests (i.e. each member of the Interim Management Committee shall have one vote).

4.2            Expenses.
               ---------

               Any expenses incurred or disbursements made by the General Partners in exercising any of the powers set forth in this Article IV or elsewhere in this Agreement shall be made with funds of the Partnership, including loans made to the Partnership.

4.3            Limited Partners Shall Not Manage or Control.
               ---------------------------------------------

               Except as provided in Section 4.1(c), the Limited Partners shall take no part in the management of the Partnership business and shall have no power to act for or to bind the Partnership. The Partnership may engage any Limited Partner, including any Special Limited Partner, as an employee of the Partnership, in which event his duties and liabilities with respect to the business and interests of the Partnership shall be governed by his employment agreement with the Partnership, if any, or otherwise in accordance with the legal principles governing employment.

4.4            Provision Against Admission and Transfer.
               -----------------------------------------

               Except as may be provided in Section 10.6(a) and 10.7(b), no person may be admitted into the Partnership as an additional Partner, no person may be substituted as a Partner in place of any one of the Partners, and no Partner may sell, assign, transfer, mortgage, pledge or otherwise encumber or dispose of his interest in the Partnership or any part thereof, unless the General Partners holding a majority in interest of the General Partner Percentage Interests consent thereto in writing.

4.5            Acts of the Partnership.
               ------------------------

               Whenever in this Agreement or elsewhere it is provided that consent is required of, or a demand shall be made by, or an act or thing shall be done by or at the direction of, the Partnership, or whenever any words of like import are used, all such consents, demands, acts and things are to be made, given or done upon the authority of any one General Partner, unless a contrary intention is expressly indicated.

4.6            Other Powers of the General Partners.
               -------------------------------------

               Any one of the General Partners shall have full power and authority, at any time, (a) to designate one or more of the employees of the Partnership to assign securities registered in the name of the Partnership and to guarantee the signatures of others to assignments of securities, with the same effect as if the name of the Partnership had been signed under like circumstances by such General Partner, (b) to adopt and authorize the use of a mechanically reproduced facsimile signature of the employees of the Partnership to sign written contracts or execute any other transactions in the name of the Partnership with same effect as if the name of the Partnership had been signed under like circumstances by such General Partner, and (c) to execute and file with any securities exchange in the name and on behalf of the Partnership, its Partners, and the Designated Affiliates (or any other subsidiaries or affiliates of the Partnership), any and all powers of attorney, agreements and other instruments (including without limitation, agreements of indemnification) as may be required by such exchange to evidence action under clauses (a), (b) or (c) above.

                                    ARTICLE V


                          RIGHTS AND DUTIES OF PARTNERS
                          -----------------------------


5.1            Duties of the Partners; Other Activities of the Partners.
               ---------------------------------------------------------

               Each General Partner agrees to devote his full time and attention to the business of the Partnership and the Designated Affiliates and shall not engage in any other business during the term of this Agreement, or any renewal thereof, except for passive investments in business activities which are not competitive with any business activity of the Partnership or the Designated Affiliates. During the term of this Agreement, no General Partner or Special Limited Partner shall, for his own account, without the consent of General Partners holding a majority in interest of the

General Partner Percentage Interests, enter, individually, into any dealings or transactions with respect to any aspect of the Partnership's business or the business of the Designated Affiliates, or otherwise directly or indirectly own any interest in any company, business or enterprise, which engages in business activities competitive with any business activity of the Partnership or the Designated Affiliates, except that a Partner may have a direct or indirect ownership interest of up to .5% of any class of publicly traded equity or debt securities in any business organization. The execution of this Agreement shall be deemed the consent of General Partners holding a majority interest in General Partner Percentage Interests to the conduct of any such activities by Seth M. Glickenhaus. Each Limited Partner, other than the Special Limited Partners, may engage or invest in any other venture of any nature or description, or possess any interest herein, independently or with others.

5.2            Liability and Indemnification.
               ------------------------------

               (a)    Liability of General Partners.

               None of the General Partners, nor the Partnership, shall be liable, responsible or accountable in damages or otherwise to the Partnership or to any Partner for (i) any acts performed, or the omission to do any act, within the scope of the authority conferred on such General Partner by this Agreement, except for acts or omissions found by a court of competent jurisdiction upon entry of a final judgment to be due to bad faith, fraud, gross negligence, or reckless or intentional misconduct on the part of such persons, in carrying out their respective obligations hereunder, (ii) a failure or refusal to perform any acts, except those expressly required by or pursuant to the terms of this Agreement; or (iii) the performance of, or omission to perform, any acts on advice of legal counsel, accountants, brokers or consultants to the Partnership.

               (b)    Indemnification of Partners.

               The General Partners shall be indemnified by the Partnership for any loss, liability, damages, cost or expense (including legal fees and expenses and any amount paid in settlement) resulting from a claim, demand, lawsuit, action or proceeding relating to their actions, omissions, or capacities as General Partners of the Partnership, or otherwise concerning the business or activities undertaken on behalf of the Partnership; except that no such indemnification shall be provided if the acts or omissions of such persons are found by a court of competent jurisdiction upon entry of final judgment to be the result of gross negligence, fraud, reckless or intentional misconduct or bad faith. The provisions of the Partnership Law or Revised Partnership Law, as the case may be, shall govern whether a General Partner may be indemnified in connection with any claim brought on behalf of the Partnership. Expenses that are to be indemnified as set forth above, including legal fees, may be paid by the Partnership as incurred, with the approval of the General Partners holding a majority interest of the General Partner Percentage Interests provided the indemnified person or entity agrees to reimburse the Partnership, with interest at the legal rate, if it is ultimately determined that the requirements for indemnification set forth above have not been satisfied.

               (c)    Indemnification of Partnership.

               If the Partnership is made a party to any claim, dispute or litigation or otherwise incurs any loss, liability, cost or expense as a result of or in connection with any Partner's obligations or liabilities unrelated to such Partner's ownership interest in or gross negligence, reckless or intentional misconduct or actions taken without authorization under this Agreement, such Partner shall indemnify and reimburse the Partnership for all loss, liability, damage cost and expenses incurred, including reasonable attorneys' fees.

5.3            Return of Capital Contribution only in Cash.
               --------------------------------------------

               Except as otherwise expressly provided in this Agreement, no Partner shall have the right to demand or receive property other than cash in return for his contribution.

5.4            Dealing with Partners.
               ----------------------

               The fact that a Partner or a member of the family of any Partner or any employee or agent of any Partner is directly or indirectly interested in, or connected with any person, firm or corporation employed by the Partnership to render or perform a service, or from which or to whom the Partnership may buy or sell any property, shall not prohibit the Partnership from employing such person, firm or corporation or from dealing with him or it on customary terms and at competitive rates of compensation.

5.5            Use of Partnership Property.
               ----------------------------

               No Partner shall make use of the funds or property of the Partnership in any way other than for the business or benefit of the Partnership. Each Partner recognizes and acknowledges that the Partnership has, on behalf of all of the Partners, expended substantial time, money and effort in building its client and customer base in its various lines of business, in hiring its key employees and in developing its proprietary information, and that it shall continue to do so. Each Partner agrees that such client and customer base and each client and customer therein, as well as such key employees and proprietary information, are valuable assets of the Partnership and that no Partner has any independent or separate right to any such assets. Therefore, each Partner agrees that, throughout his or her association with the Partnership and at all times thereafter, (i) he or she shall not entice, induce or seek to entice or induce any such client or customer to transfer any business, at any time conducted with the Partnership, from the Partnership to such Partner or any other person, firm or entity with which such Partner shall be associated in any way, including as a partner, owner, employee, or consultant, (ii) he or she shall not induce or attempt to induce any key employee to leave the employ of the Partnership and (iii) he or she shall not make any effort to cause any proprietary information to be taken from the Partnership.

                                   ARTICLE VI


                                    SALARIES
                                    --------


6.1            Compensation of Certain General Partners.
               -----------------------------------------

               (a) The following amounts shall be paid as annual salaries and shall be payable whether or not there are Partnership Profits:

               (1)    Seth M. Glickenhaus          $
               (2)    Steven B. Green              $
               (3)    Connie Moak Mazur            $
               (4)    Robert F. Santoro            $

               (b) Each Fiscal Year, the Partnership shall distribute to the Partners listed below the amounts set forth opposite their names as advances against Investment Management Profits allocable to such Partners in such Fiscal
Year:

               (1)    Alfred Feinman               $
               (2)    David F. Maisel              $

                                   ARTICLE VII


                          ALLOCATIONS AND DISTRIBUTIONS
                          -----------------------------


7.1            Capital Accounts.
               -----------------

               A separate Capital Account shall be maintained for each Partner on the books of the Partnership. Each partner's Capital Account shall first equal his Initial Capital Contribution. Each

Partner's Capital Account shall be increased by (A) the amount of Partnership Profits (or item thereof) allocated to him pursuant to Section 7.3, (B) any additional capital contributions, and (C) the amount of any Partnership liabilities that are assumed by such Partner. Each Partner's Capital Account shall be decreased by the amount of (A) Partnership Loss (or item thereof) allocated to him, pursuant to Section 7.3, (B) the amount of Partnership distributions made to him, and (C) the reduction in such Partner's share of Partnership liabilities previously assumed by such Partner. Further, each Partner's Capital Account shall be adjusted as provided in Section 7.2.

7.2            Adjustments to Capital Accounts.
               --------------------------------

               The following adjustments shall be made with respect to each Partner's Capital Account:

                      (i) Each Capital Account shall be increased by the net amount of any contributions to the Capital Account made by such Partner subsequent to the Initial Capital Contribution of such Partner and by the amount of any Partnership Profits allocated to such Partner.

                      (ii) Each Capital Account shall be reduced by (a) the amount of capital withdrawn from the Capital Account by a Partner pursuant to
Section 7.7, and (b) the amount of Partnership Loss allocated to such Partner.

                      (iii) In the event that property (other than cash) is contributed (or deemed contributed pursuant to the provisions of Code Section
708) by a Partner to the Partnership,

                             (a) the contributing Partner's Capital Account
shall be increased by the fair market value of the property contributed to the Partnership by such Partner (net of liabilities secured by such contributed property that the Partnership is considered to assume or take subject to under Code Section 752); and

                             (b) the adjustments required by Treas. Reg.
1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4)(i) shall be made to such Partner's Capital Account.

                      (iv) In the event that property is distributed (or deemed distributed pursuant to the provisions of Code Section 708) by the Partnership to a Partner,

                             (a) the Capital Account of the Partners shall be
adjusted as provided in Treas. Reg. 1.704-1(b)(2)(iv)(e) to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not already been reflected in the Partners' Capital Accounts) would be allocated to the Partners if there were a taxable disposition of such property for its fair market value on the date of distribution; and

                             (b) the Capital Account of the Partner who is
receiving the distribution of property from the Partnership shall be charged with the fair market value of the property at the time of distribution (net of liabilities secured by such distributed property that such Partner is considered to assume or take subject to under Code Section 752).

               The provisions of this Section 7.2 are intended to satisfy the capital account maintenance requirements of Treas. Reg. Section
1.704-1(b)(2)(iv) and the provisions of this Section 7.2 shall be deemed modified to the extent required by such Regulation or any successor provision thereto.

               Increases and decreases to Partners' Capital Accounts shall be made as of the close of each Accounting Period and at such other times as the General Partners may in their discretion determine or as may be required by law.

7.3            Allocation of Profits and Losses.
               ---------------------------------

               (a) Allocation of Profits and Losses From Investment Management Department.

                      (1) Definitions. For purposes of this Section 7.3(a), the following terms shall have the meanings set forth below:

                      "Investment Management Department" shall mean the Partnership's Investment Management Department.

                      "Investment Management Expenses" shall mean all of the expenses and liabilities of the Department (as determined in accordance with generally acceptable accounting principles consistently applied) including, without limitation, the following: all direct out-of-pocket expenses incurred in connection with the activities of the Department, salaries, bonuses, interest expense, travel and entertainment expense, clearance charges, telephone charges, telex charges, payroll tax, employee fringe benefits, commissions paid to salesmen, 401-K profit sharing expense, an allocable share of unincorporated business tax, collection charges, advertising costs, sales meetings, seminars, political contributions, printing charges, registration and regulatory fees, service contract expense, insurance, attorneys' fees, accounting fees, outside consulting services, branch office expenses, an allocation of general Partnership overhead consistent with prior practice but adjusted for changes in usage or otherwise, and such other reasonable reserves for contingencies as the General Partners may reasonably determine in good faith, whether or not such reserves are in accordance with generally acceptable accounting principles.

                      "Investment Management Losses" shall mean the amount, if any, by which Investment Management Expenses exceed Investment Management Revenues.

                      "Investment Management Profits" shall mean the amount, if any, by which Investment Management Revenues exceed Investment Management Expenses.

                      "Investment Management Revenues" shall mean the revenues derived (as determined in accordance with generally acceptable accounting principles consistently applied) from the activities of the Investment Management Department. Revenues shall include commissions and fees earned by the Department in connection with the foregoing activities.

                      (2) Allocation of Investment Management Profits. Investment Management Profits for each Fiscal Year shall be allocated as follows:

                             (i) First, Investment Management Profits shall be
allocated such that 17% thereof (without deduction for the $150,000 salary) shall be allocated to Alfred Feinman and 7% thereof (after deducting $150,000 from such 7%) shall be allocated to David F. Maisel.

                             (ii) Next Investment Management Profits shall be
allocated among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph, Section 7.3(c)(1)(i) below his or her Interest on Capital. The order in which the several categories of Partnership Profits shall be charged with an allocation of Interest on Capital shall be as follows: First--Other Partnership Profits pursuant to
Section 7.3(c)(1)(i); and second--Investment Management Profits pursuant to
Section 7.3(a)(2)(ii).

                             (iii) Investment Management Profits remaining shall
be allocated among the Partners listed below in the following percentages:

                             Seth M. Glickenhaus                %
                             Sarah B. Glickenhaus               %
                             Nancy Brody Pier                   %
                             James M. Glickenhaus               %
                             Steven B. Green                    %
                             Connie Moak Mazur                  %
                             Robert F. Santoro                  %
                                                          -------
                                                          100.00%

                      (3) Allocation of Investment Management Losses. Investment Management Losses for each Fiscal Year shall be included in "Other Partnership Losses" and allocated among the Partners in accordance with Section 7.3(c)(2).

               (b) Allocation of Profits and Losses from Real Estate Ventures.

                      (1) Definitions. For purposes of this Section 7.3(b), the following terms shall have the meanings set forth below:

                      "Real Estate Expenses" shall mean, for any period, the sum of (A) the aggregate principal amount of all loans or advances made by the Partnership to the Real Estate Ventures during such period plus (B) any and all other expenses and liabilities incurred by the Partnership for, on behalf of or in connection with the Real Estate Ventures during such period plus (C) upon the sale, abandonment or other disposition of any Real Estate Venture, that portion of any loans or advances not then repaid to the Partnership.

                      "Real Estate Losses" shall mean the amount, if any, by which Real Estate Expenses exceed Real Estate Revenues.

                      "Real Estate Profits" shall mean the amount, if any, by which Real Estate Revenues exceed Real Estate Expenses.

                      "Real Estate Revenues" shall mean, for any period, all revenues whatsoever derived by the Partnership from the Real Estate Ventures during such period, including, without limitation, interest received on loans and/or advances made by the Partnership to the Real Estate Ventures (but not including repayment of the principal portion of such loans or advances).

                      "Real Estate Ventures" shall mean the real estate joint ventures listed on the annexed Schedule D consisting, in each case, of a corporation wholly-owned by Seth M. Glickenhaus, Sarah B. Glickenhaus, Alfred Feinman, Nancy Brody Pier, James M. Glickenhaus, David F. Maisel, Connie Moak Mazur and Steven B. Green (the "Real Estate Partners"), and a joint venture partner.

                      (2) Allocation of Real Estate Profits. Real Estate Profits, if any, shall be determined semi-annually. Real Estate Profits shall be allocated among the Real Estate Partners in the following percentages (the "Real Estate Percentage Interests"):

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      Alfred Feinman                            %
                      David F. Maisel                           %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                                                          -------
                                                          100.00%

                      (3) Allocation of Real Estate Losses. Real Estate Losses, if any, shall be determined semi-annually. Real Estate Losses shall be allocated among the Real Estate Partners in proportion to their respective Real Estate Percentage Interests.

                      (4) Special Allocation. Notwithstanding the foregoing, with respect to Real Estate Profits or Real Estate Losses attributable to the Partnership's investment in and/or activities with respect to Glickenhaus Westchester Development, Inc., the foregoing allocations shall not apply and the following allocations shall apply:

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      David F. Maisel                           %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                                                          -------
                                                          100.00%

               (c)    Allocation of Other Partnership Profits and Losses.

                      (1) Allocation of Other Partnership Profits. Partnership profits other than Investment Management Profits and Real Estate Profits (the "Other Partnership Profits") for each Fiscal Year shall be allocated as follows:

                             (i) First, Other Partnership Profits shall be
allocated among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph and Section 7.3(a)(2)(ii) his or her Interest on Capital. The order in which the several categories of Partnership Profits shall be charged with an allocation of Interest on Capital shall be as follows: First--Other Partnership Profits pursuant to Section

7.3(c)(1)(i); and second--Investment Management Profits pursuant to Section 7.3(a)(2)(ii).

                             (ii) Other Partnership Profits remaining shall be
allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                             Seth M. Glickenhaus                %
                             Sarah B. Glickenhaus               %
                             Nancy Brody Pier                   %
                             James M. Glickenhaus               %
                             Steven B. Green                    %
                             Connie Moak Mazur                  %
                             Alfred Feinman                     %
                             Robert F. Santoro                  %
                             David F. Maisel                    %
                                                          --------
                                                          100.00%

                      (2) Allocation of Other Partnership Losses. Partnership losses other than Real Estate Losses (the "Other Partnership Losses") for each Fiscal Year shall be allocated among the Partners set forth below as follows:

                             Seth M. Glickenhaus                %
                             Sarah B. Glickenhaus               %
                             Nancy Brody Pier                   %
                             James M. Glickenhaus               %
                             Steven B. Green                    %
                             Connie Moak Mazur                  %
                             Alfred Feinman                     %
                             Robert F. Santoro                  %
                             David F. Maisel                    %
                                                          --------
                                                          100.00%

               (d) Special Allocation Provision Applicable to Limited Partners. Notwithstanding anything to the contrary set forth above, Partnership Losses shall be allocated to the Limited Partners only to the extent of their Capital Accounts. In the event that any Limited Partner should be allocated Partnership Losses to the extent of his or her Capital Account, the Partnership Losses from whatever source thereafter allocable to him or her shall instead be allocated to the other Partners who are entitled to share in such Partnership Losses in proportion to their respective shares of such Partnership Losses as set forth above.

               (e)    Miscellaneous.

                      (1) Except as otherwise provided in Section 10.8(c)(2), no Partner shall have any interest in Partnership Profits or Partnership Losses which may accrue after he or she shall cease to be a Partner, and his or her share thereof shall be allocated among the remaining Partners who are entitled to share in such Partnership Profits and/or Partnership Losses, as the case may be, in proportion to their respective shares of such Partnership Profits and/or Partnership Losses as set forth above.

                      (2) Subject to Section 10.8(c)(2), Partnership Profits for any Fiscal Year which are allocated to a Partner but not paid out to him or her during such Fiscal Year or within 120 days thereafter shall be added to such Partner's Capital Account.

                      (3) Partnership Losses for any period which are allocated to a Partner shall be promptly contributed by him to the Partnership. Amounts so contributed shall be treated as additional capital contributions to the Partnership.

7.4 Special Allocation Provisions. (a) Notwithstanding anything to the contrary set forth in Section 7.3, any liability or expense (including attorneys' fees) incurred by the Partnership as a result of or in connection with any claim made against it shall be allocated to the Partners who were Partners of the Partnership at the time of the occurrence of the event which gave rise to such claim in proportion to their respective Percentage Interests as of that date.

               (b) Amounts allocated to a Partner pursuant to this Section shall be promptly contributed by him or her to the Partnership. Amounts so contributed shall be treated as additional capital contributions to the Partnership.

7.5            Allocation of Items of Taxable Income and Loss.
               -----------------------------------------------

               Each item of taxable income or loss (including, for this purpose, tax-exempt income and expenditures which are neither deductible nor properly chargeable to capital account under Code Section 705(a)(2)(B) or which are treated as such expenditures under Treas. Reg. Section l.704-l(b)(2)(iv)(j)) in respect of each Accounting Period of the Partnership shall be allocated among the Partners so as to appropriately reflect the respective allocation of Partnership Profit or Partnership Loss among the Partners pursuant to this
Section 7.3 in respect of such Accounting Period.

7.6            Allocation Adjustments.
               -----------------------

               At the conclusion of each Fiscal Year, the Capital Accounts of the Partners shall be appropriately adjusted to reflect each Partner's share of Partnership Profits and Partnership Losses and any withdrawals pursuant to
Section 7.7.

               (a)    Minimum Gain Chargeback and Qualified Income Offset.

               Notwithstanding anything to the contrary set forth above, if at the close of any taxable year the foregoing allocations of this Article VII and the withdrawal provisions of this Article VII would (but for this Section 7.6) cause the negative Capital Account balance of any Partner to exceed such Partner's "share" (defined as the aggregate nonrecourse deductions of the Partnership allocated to such Partner, plus its share of any net increase in minimum gain of the Partnership which is not attributable to items of loss, deduction and Code Section 705(a)(2)(b) expenditures of the Partnership, minus its share of any net decease in the minimum gain of the Partnership) of the Partnership's "minimum gain" (as defined in Treas. Reg. Section 1.704-1(b)(4)(iv)), taking into account the rules of Treas. Reg. Sections 1.704-l(b)(2)(ii)(d)(4), (5) and (6), plus any amounts which such Partner is required to restore to the Partnership upon liquidation (or which are treated as such amounts pursuant to Treas. Reg. Section 1.704-1(b)(2)(ii)(c)), then to the extent (but only to the extent) required to eliminate or prevent the creation of any such excess: (A) all gross income of the Partnership for such year and subsequent years shall be allocated to those Partners having excess negative Capital Account balances in proportion to such excess negative Capital Account balances until such excess negative balances are reduced to zero, and, if such allocation of gross income is not sufficient to reduce such negative balances to zero, (B) all items of loss and deduction of the Partnership for such year and subsequent years shall be allocated to Partners having positive Capital Account balances in proportion to such balances until such balances are reduced to zero. Thereafter, after first making the adjustments required by this Section 7.6, all Partnership Profits and Partnership Losses (and Book Income, Book Gain and Book
Loss) shall be allocated in accordance with the provisions of this Article VII. This Section 7.6 is intended to comply with the minimum gain chargeback requirement of Treas. Reg. Section 1.704-1(b)(4)(iv)(e) and with the qualified income offset requirement of Treas. Reg. Section 1.704-1(b)(2)(ii)(d).

               (b)    Change in Interests.

               Notwithstanding the foregoing, in the event any Partner's interest in the Partnership changes during a Fiscal Year for any reason, including without limitation, the transfer of any interest in the Partnership, such allocations of taxable or loss shall be adjusted to reflect the varying interests of the Partners during such year in accordance with the method selected by the General Partners.

               (c)    Section 704(c) Allocations.

               Notwithstanding the foregoing, in the event Code Section 704(c) requires allocations of income or loss of the partnership in a manner different than that set forth above, the provisions of Section 704(c) and the regulations thereunder shall control such allocations among the Partners.

7.7            Withdrawals from Capital Accounts.
               ----------------------------------

               (a)    Partners' Rights of Withdrawal from Capital Accounts.

               Each General Partner and each Limited Partner shall have the right, by written notice to the General Partners, to withdraw from the Partnership all or any part of the then outstanding balance in his or her Capital Account; provided, however, that the General Partners shall not have determined, prior to the date of actual distribution, that it is otherwise necessary to retain the amount proposed to be withdrawn to meet the needs of the Partnership's business.

               (b)    Refusal of Withdrawal.

               If more than one Partner should request to withdraw capital pursuant to subsection (a) above and the total amount requested to be withdrawn by all of them exceeds the total amount permitted to be withdrawn under subsection (a), the amount permitted to be withdrawn will be allocated to each Partner making such a request in the proportion that his or her Capital Account bears to the aggregate of the Capital Accounts of all Partners making such requests.

               (c)    Payment Upon Withdrawal from Capital Accounts.

                      (1) Any payment pursuant to this Section shall be made within sixty (60) days after the Partner requesting to withdraw capital (the "Requesting Partner") has given notice thereof to the General Partners (the "Effective Date"). Payment shall be based upon the Partnership's audited financial statements for the Fiscal Year in which the Effective Date occurs provided that same are available at the time that payment is due. If such is not the case, payment shall be based upon the Partnership's unaudited financial statements for the month in which such Effective Date occurs; provided however, that the Partnership may withhold such amounts as the General Partners, in their sole discretion, deem appropriate pending availability of audited financial statements for the appropriate period. In the event that payment is based upon unaudited financial statements, then, within fifteen (15) days after audited financial statements for the appropriate period are made available, either (i), if said statements indicate that the amounts theretofore paid to the Requesting Partner hereunder are less than the amounts to which he or she is entitled, the Partnership shall distribute the difference to the Requesting Partner or (ii), if said statements indicate that the amounts theretofore paid to the Requesting Partner hereunder exceed the amounts to which he or she is entitled, the Requesting Partner shall refund the difference to the Partnership.

               (2) Subsection (c)(1) above notwithstanding, the General Partners shall have the right to withhold from any amounts due hereunder such reserves as they, in their sole and absolute discretion, may deem appropriate or necessary to pay for contingent liabilities of the Partnership arising from events which occurred at such time as the Requesting Partner was a Partner of the Partnership, which reserves may be held by the Partnership's for so long as the General Partners determine that such contingency exists.

               (d)    Last Day of Accounting Period.

               The last day of the month in which any Partner makes a withdrawal pursuant to this Section 7.7 shall be the last day of an Accounting Period.

               (e)    Approvals.

               Notwithstanding any provision of this Article VII, no withdrawal shall be effected by any Partner unless there shall first be obtained necessary approval by the New York Stock Exchange and/or the Securities and Exchange Commission of such withdrawal.

                                  ARTICLE VIII


                                BOOKS AND RECORDS
                                -----------------


8.1            Accounts of the Partnership; Inspection.
               ----------------------------------------

               Accurate accounts shall be kept of all matters relating to the activities of the Partnership, and each Partner and his duly appointed agents or legal representative may inspect the books containing such accounts for any proper purpose under such conditions and restrictions as the General Partners may reasonably prescribe.

8.2            Fiscal Year; Accounting Periods.
               --------------------------------

               The fiscal year of the Partnership shall end on December 31 of each year (the "Fiscal Year"). The accounting periods of the Partnership shall end on the last day of each month (an "Accounting Period") and, in the event that (i) the capital of any Partner shall increase or decrease as the result of capital contributions or withdrawals, (ii) any new Partner shall be admitted or
(iii) the interest of any Partner in the Partnership shall terminate effective as of a date other than the end of a month, on the effective date of such increase, decrease, admission or termination.

8.3            Annual Financial Statements.
               ----------------------------

               The Partnership shall retain independent certified public accountants and these accountants shall examine the Partnership balance sheet and related statements of income and Partners' capital prepared as hereinafter provided as to enable such accountants to render an opinion (or other written statement) as to whether or not such financial statements present fairly the data shown therein in accordance with the accounting provisions as provided herein. The Partnership shall deliver to each Partner or his legal representative, upon request, a statement of such Partner's capital, as well as the Partnership balance sheet, the related statement of Partners' income and the accountants' opinion (or other written statement) thereon, promptly after the later of the completion of the examination by the accountants or the receipt of such request. Unless there is written objection thereto as provided in Section
8.6 hereof, such financial statements shall be binding and conclusive on the Partnership and all Partners (and their legal representatives).

8.4            Other Financial Statements.
               ---------------------------

               In the event that the interest of a Partner in the Partnership shall terminate effective as of a date other than the conclusion of a Fiscal Year, such Partner or his legal representative shall be entitled to receive an unaudited statement showing such Partner's share of profits and losses as of such date; provided, however, that any such Partner or his legal representative may require, upon written notice given within 60 days following such effective date of termination and upon payment by such Partner or legal representative of the cost to the Partnership of the additional expense thereof including accountants' fees, mailing and clerical costs), a statement of such Partner's capital as well as a Partnership balance sheet and related statement of Partners' income as of and for the period ended on such effective date of termination prepared as provided herein, accompanied by an opinion (or other written statement) of the independent public accountants then regularly retained by the partnership as to whether or not such financial statements present fairly the data shown therein in accordance with the accounting provisions as provided herein. Unless there is written objection thereto as provided in Section 8.6 hereof, such financial statements shall be binding and conclusive on the Partnership and the requesting Partner (or his legal representative).

8.5            Disagreements.
               --------------

               In the event that a Partner or his legal representative shall have any disagreement with respect to any matters set forth in any financial statements delivered to such Partner or legal representative pursuant to Section
8.3 or 8.4 hereof, such Partner or legal representative shall so advise the Partnership by written notice setting forth the nature and scope of such disagreement in reasonable detail within 30 days after receipt thereof, in which event such Partner or legal representative and one or more persons designated by the General Partners shall meet with a representative of the independent public accountants then regularly retained by the Partnership and discuss the disagreement. After giving fair consideration to any expressed disagreement, such accountants shall send their written determination to the objecting Partner or legal representative and the Partnership, which determination shall be binding and conclusive on the Partnership and all Partners (and their legal representatives). In the event that such determination requires any of the financial statements prepared in accordance with Section 8.3 or 8.4 hereof to be adjusted, such financial statements shall be revised accordingly and each Partner (or legal representative) who received a copy of such financial statements shall receive a copy of the revised statements accompanied by a letter of such accountants to the effect that such revised statements have been prepared in accordance with their determination.

8.6            Tax Returns and Tax Elections.
               ------------------------------

               The Partnership's tax accountants shall prepare all federal, state and local tax returns of the Partnership for each year for which such returns are required to be filed. The General Partners shall, in their sole discretion, determine the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of income, gain, loss, deduction and credit of the Partnership or any other method or procedure related to the preparation of such tax returns. The General Partners may, in their sole discretion, cause the Partnership to make or refrain from making any and all elections permitted by such tax laws (including, without limitation, an election under Section 734, 743 and 754 of the Internal Revenue Code of 1954). In the event of an income tax audit of any tax return, to the extent the Partnership is treated as an entity for purposes of the audit, including administrative settlement and judicial review, the General Partners shall be authorized to act for, and their decision shall be final and binding upon, the Partnership; and all expenses incurred in connection therewith shall be expenses of the Partnership.

8.7            Tax Matters Partner.
               --------------------

               The General Partners shall designate a "Tax Matters Partner" in accordance with Section 6231(a)(7) of the Code and, in connection therewith and in addition to all other powers given thereunder, such Tax Matters Partner shall have all other powers needed to perform fully hereunder, including, without limitation, the power to retain all attorneys and accountants of its choice and the right to manage administrative tax proceedings conducted at the Partnership level by the IRS with respect to Partnership matters. Any General Partner has the right to participate in such administrative proceedings relating to the determination of Partnership items at the Partnership level. Expenses of such administrative proceedings undertaken by the Tax Matters Partner shall be paid for out of the assets of the Partnership. Each Partner who elects to participate in such proceedings shall be responsible for any expense incurred by such Partner in connection with such participation. Further, the cost to a Partner of any adjustment and the cost of any resulting audit or adjustment of a Partner's return, shall be borne solely by the affected Partner. The designation made in this Paragraph is expressly consented to by each Partner as an express condition to becoming a Partner. The Partnership and each Partner hereby indemnifies and holds harmless the Tax Matters Partner from and against any damage or loss (including attorneys' fees) arising out of or incurred in connection with any action taken or omitted to be taken by it in carrying out its responsibilities as Tax Matters Partner.

                                   ARTICLE IX


                        TRANSFER OF PARTNERSHIP INTERESTS
                        ---------------------------------


9.1            Transfer of Interest by Partners.
               ---------------------------------

               No Partner shall sell, assign, pledge, transfer, hypothecate, or otherwise encumber or dispose of all or any part of his interest in the Partnership (including any beneficial interest therein) except as provided in
Section 4.4 and any attempt to do so shall be null and void.

                                    ARTICLE X


                       WITHDRAWAL AND REMOVAL OF PARTNERS;
                         CONTINUATION OF THE PARTNERSHIP
                         -------------------------------


10.1           Removal of General Partners.
               ----------------------------

               General Partners holding 51% of the General Partner Percentage Interests may cause any General Partner to withdraw from the Partnership at any time by delivering a written notice to such General Partner, which notice shall be signed by such General Partners.

10.2           Removal of Limited Partners.
               ----------------------------

               Any Limited Partner may be removed at any time by the General Partners holding 51% of the General Partner Percentage Interests, upon written notice to such Limited Partner signed by such General Partners if such General Partners have determined that the Partnership may be adversely affected by reasons of such Limited Partner's interest in the Partnership or for any other reason in the discretion of such General Partners.

10.3           Voluntary Withdrawals.
               ----------------------

               Subject to the provisions of Section 10.6(c), any Partner may withdraw from the Partnership at any time by giving written notice of his or her decision to do so.

10.4           Effect of Withdrawal of a General Partner.
               ------------------------------------------

               (a) The occurrence of an "Event of Withdrawal of a General Partner" (as that term is defined in Section 121-101 of the Revised Partnership
Law) with respect to any General Partner other than Seth M. Glickenhaus shall cause a dissolution of the Partnership and a liquidation thereof, unless (i) if Seth M. Glickenhaus shall be one of the remaining General Partners, he elects to continue the business of the Partnership or (ii) if Seth M. Glickenhaus shall not be one of the remaining General Partners, the remaining Partners elect, by vote of not less than a majority in number of all of them, to continue the business of the Partnership.

               (b) The occurrence of an Event of Withdrawal of a General Partner with respect to Seth M. Glickenhaus shall cause a dissolution of the Partnership and a liquidation thereof, unless the remaining Partners elect, by vote of not less than a majority in number of all of them, to continue the business of the Partnership.

               (c) If an Event of Withdrawal of a General Partner shall occur with respect to any General Partner and the Partnership's business is continued pursuant to this Section, then (i) the Partnership shall not be dissolved or liquidated but shall continue in existence, (ii) the General Partner with respect to whom such Event of Withdrawal of a General Partner has occurred (the "Withdrawing General Partner") shall cease to be a Partner of the Partnership,
(iii) all rights, powers and obligations of the Withdrawing General Partner under this Agreement shall terminate and be of no further force and effect and
(iv) the Partnership shall make the distribution to the Withdrawing General Partner provided for in Section 10.8 below.

10.5           Effect of Withdrawal of a Limited Partner.
               ------------------------------------------

               The death, removal in accordance with Section 10.2 or withdrawal in accordance with Section 10.3 of any Limited Partner (in each case, an "Event of Withdrawal of a Limited Partner") shall not cause a dissolution of the Partnership or require the liquidation thereof. Subject to Section 10.6 below, upon the occurrence of an Event of Withdrawal of a Limited Partner, (i) the Limited Partner with respect to whom such Event of Withdrawal of a Limited Partner has occurred (the "Withdrawing Limited Partner") shall cease to be a Partner of the Partnership, (ii) all rights, powers and obligations of the Withdrawing Limited Partner under this Agreement shall terminate and be of no further force and effect and (iii) the Partnership will make the distribution to the Withdrawing Limited Partner provided for in Section 10.8 below.

10.6           Special Provisions Affecting Sarah B. Glickenhaus.
               --------------------------------------------------

               (a) Anything in Section 10.5 to the contrary notwithstanding, the occurrence of any Event of Withdrawal of a Limited Partner with respect to Sarah B. Glickenhaus shall not terminate her membership in the Partnership or affect her rights, powers and obligations under this Agreement; provided, however, that if (i) Sarah B. Glickenhaus dies and (ii) at such time Seth M. Glickenhaus remains a General Partner of the Partnership, her interest in the Partnership shall pass to her successor in interest who shall be admitted to the Partnership as a successor Limited Partner having the same rights, powers and obligations theretofore applicable to her under this Agreement and the Partnership Law or Revised Partnership Law, as the case may be.

               (b) Upon the occurrence of an Event of Withdrawal of a General Partner with respect to Seth M. Glickenhaus, then, if the Partnership's business is continued pursuant to Section 10.4, (i) Sarah B. Glickenhaus (or her successor in interest pursuant to subSection (a) above) shall cease to be a Partner of the Partnership, (ii) all rights, powers and obligations of Sarah B. Glickenhaus (or such successor in interest) under this Agreement shall terminate and be of no further force and effect and (iii) the Partnership shall make the payment to Sarah B. Glickenhaus (or such successor in interest) provided for in Section
10.8 below; provided, however, that, Sarah B. Glickenhaus may, at her election, propose that she shall remain as a Limited Partner of the Partnership, in which event the remaining General Partners and Sarah B. Glickenhaus shall endeavor in good faith to agree upon such terms and conditions as shall be appropriate to govern such relationship. In the event that, within 90 days after such Event of Withdrawal, no agreement shall have been reached, then the foregoing provisions of this Section 10.6(b) shall be effective.

               (c) Sarah B. Glickenhaus hereby covenants and agrees, on behalf of herself and her successors in interest, that she shall not at any time during the term of this Agreement voluntarily withdraw from the Partnership as a Partner pursuant to Section 10.3 or request the withdrawal of all or any part of her Capital Account pursuant to Section 7.7.

               (d) In the event that any successor in interest of Sarah B. Glickenhaus is to be admitted to the Partnership as a successor Limited Partner pursuant to subsection (a) above, each Partner hereby agrees to execute such documents and do all such further acts and things as may be required to confirm and effectuate the admission of such person or entity to the Partnership as a successor Limited Partner.

10.7           Special Provisions Affecting James M. Glickenhaus and Nancy Brody
               Pier.
               -----------------------------------------------------------------

               (a) If (i) an Event of Withdrawal of a General Partner shall occur with respect to Seth M. Glickenhaus and (ii) the Partnership's business is continued pursuant to Section 10.4, James M. Glickenhaus and Nancy Brody Pier (in such capacities, individually, an "Electing Partner" and, collectively, the "Electing Partners") shall each elect, by written notice (the "Election Notice") given to the remaining General Partners within thirty (30) days after the decision to continue the Partnership is made, either (w) to withdraw from the Partnership as a Partner pursuant to Section 10.3 or (x) to remain as a Partner of the Partnership. If either one or both of the Electing Partners elects to remain as a Partner of the Partnership, each of the Electing Partners who has so elected may further elect in their respective Election Notices the "Reconstitution Option" (as described below).

               (b) If an Electing Partner elects the "Reconstitution Option", then (i) such Electing Partner's interest in the Partnership as a Limited Partner (or that portion thereof so designated by her or him in the applicable Election Notice) shall be reconsti-tuted into an equivalent interest as a General Partner of the Partnership, (ii) such Electing Partner shall be admitted to the Partnership as an additional General Partner having all of the rights, powers and obligations applicable to general partners under this Agreement and the Partnership Law or Revised Partnership Law, as the case may be, and (iii) the other Partners shall execute such documents and do all such further acts and things as may be required to confirm and effectuate the foregoing.

10.8           Payments to Withdrawing Partners.
               ---------------------------------

               (a) If an Event of Withdrawal of a Limited Partner shall occur with respect to any Limited Partner other than Sarah B. Glickenhaus, the Partnership shall, within six (6) months thereafter, distribute to the Withdrawing Limited Partner (or his or her legal representative or successor in interest) the aggregate balance outstanding in his or her Capital Account as of the date of such Event of Withdrawal of a Limited Partner.

               (b) If (i) an Event of Withdrawal of a General Partner shall occur with respect to any General Partner other than Seth M. Glickenhaus and
(ii) the Partnership's business is continued pursuant to Section 10.4, the Partnership shall, within six (6) months thereafter, distribute to the Withdrawing General Partner (or his legal representative or successor in interest) the aggregate balance outstanding in his or her Capital Account as of the date of such Event of Withdrawal of a General Partner.

               (c) (1) If (i) an Event of Withdrawal of a General Partner shall occur with respect to Seth M. Glickenhaus, and (ii) the Partnership's business is continued pursuant to Section 10.4, the Partnership may retain, for the period hereinafter set forth, all or any portion of the aggregate balance in the Capital Accounts of Seth M. Glickenhaus and Sarah B. Glickenhaus and, thereafter, shall distribute to Seth M. Glickenhaus and Sarah B. Glickenhaus (or their respective legal representatives or successors in interest), on the first
(1st) and second (2d) year anniversaries of the occurrence of such Event of Withdrawal of a General Partner, amounts, respectively, equal to fifty (50%) percent of the aggregate balance retained in their Capital Accounts after the date of such Event of Withdrawal of a General Partner.

                      (2) The provisions of Section 10.4(c) to the contrary notwithstanding, for so long as there remains any amounts outstanding in the Capital Accounts of Seth M. Glickenhaus and Sarah B. Glickenhaus, they (or their respective legal representatives or successors in interest) shall receive their share of Partnership Profits and Partnership Losses specified in Section 7.3; provided, however, that if and to the extent that their Capital Accounts are reduced in whole or in part pursuant to

Section 10.8(c)(1), the share of Partnership Profits and Partnership Losses (and the components thereof) allocable to them (or their respective legal representatives or successors in interest) hereunder shall be reduced in the same proportion and that portion of the components of such Partnership Profits and Partnership Losses not so allocated to them shall be allocated in accordance with the determination of a majority in number of the remaining Partners. Partnership Profits and Partnership Losses for any Fiscal Year which are allocated to Seth M. Glickenhaus and Sarah B. Glickenhaus (or their respective successors in interest or legal representatives) pursuant to this paragraph shall be distributed to them or charged to them within one hundred and twenty
(120) days after the termination of such Fiscal Year.

               (d) All distributions pursuant to this Section shall be made in accordance with Section 7.7(c). For purposes of applying said Section 7.7(c) in this context, the first sentence of subclause (1) thereof shall not be applicable, the term "Effective Date" shall be deemed to mean the date as of which the applicable Event of Withdrawal of a Limited Partner or Event of Withdrawal of a General Partner, as the case may be, occurred and "Requesting Partner" shall be deemed to mean the applicable Withdrawing Limited Partner or Withdrawing General Partner, as the case may be.

10.9           End of Accounting Period.
               -------------------------

               The day on which any Partner withdraws or is removed shall be deemed to be the last day of an Accounting Period.

10.10          Power of Attorney.
               ------------------

               (a) Description. Each of the undersigned (the "Principal") hereby designates, constitutes, and appoints Seth M. Glickenhaus and Steven B. Green and each of them and the designee of each of them, with full power of substitution and resubstitution, the true and lawful attorney for the Principal, and in the name, place and stead of the Principal as a Partner of the Partnership with full power and authority to act in the name of the Principal or on behalf of the Principal with respect to the removal or the withdrawal of the Principal pursuant to Sections 10.1, 10.2 and 10.3 of this Agreement and with respect to the execution, acknowledgment, swearing to, filing, and delivery of the following documents in connection therewith, subject to all of the provisions of this Agreement:

                      (i)    The Certificate;

                      (ii)   This Agreement.

               (b) Characteristics. The power of attorney hereby granted by the undersigned to Seth M. Glickenhaus and Steven B. Green and each of them is a special power of attorney coupled with an interest which is irrevocable and shall survive the death or incapacity of the undersigned.

                                   ARTICLE XI


                   TERMINATION OF PARTNERSHIP; LIQUIDATION AND
                             DISTRIBUTION OF ASSETS
                             ----------------------


11.1           Dissolution and Termination.
               ----------------------------

               (a) The Partnership shall be dissolved and its affairs wound up on December 31, 2007, unless sooner terminated as provided in Section 11.1(b).

               (b) Except as otherwise provided in Section 11.2, the Partnership term shall end upon the occurrence of any one of the following:

                      (i) the occurrence of any Event of Withdrawal of a General Partner with respect to any General Partner (unless the Partnership's business is continued pursuant to Section 10.4); and

                      (ii) any other dissolution or winding up of the Partnership by operation of law.

11.2           Liquidation and Partial Liquidation.
               ------------------------------------

               (a) Upon the occurrence of an event requiring the dissolution of the Partnership, as provided in Section 11.1(a), the General Partners shall, as soon as practicable, adopt a plan of liquidation and cause the cancellation of the Certificate. If no such plan of liquidation shall have been adopted within 15 days thereafter, the General Partners or such person as shall have been selected pursuant to Section 11.4 (or any trustee, receiver or other person required by law to wind up the affairs of the Partnership) (any such person hereinafter being referred to as the "Liquidator") shall liquidate the assets of the Partnership, close out all positions, pay or discharge all debts, liabilities and obligations of the Partnership, excluding any loans, and interest thereon, owed to any Partner, and retain such reserves as are deemed necessary for any unforeseen and contingent liabilities. The Liquidator shall then allocate and distribute the remaining proceeds in cash as follows:

                      (i) To the repayment of any loans or advances, including any interest accrued thereon, made by any Partners to the

Partnership in the amount of such loans or advances, or if amounts available therefor are insufficient to pay the total amount of all such loans or advances, including any interest accrued thereon, proportionately to such Partners according to the aggregate of the respective loans or advances made by each of them;

                      (ii) To all Partners until each of them shall have received any accrued but unpaid Interest on Capital;

                      (iii) To each Special Limited Partner in accordance with the positive balance in his Capital Account, if any, or if amounts available therefor are insufficient to repay such amounts, proportionately to each such Partner according to the ratio that the positive balance in the Capital Account, if any, of such Partner bears to the aggregate positive balances in the Capital Accounts of all such Partners;

                      (iv) To each Partner other than the Special Limited Partners in accordance with the positive balance in his Capital Account, if any, or if amounts available therefor are insufficient to repay such amounts, proportionately to each such Partner according to the ratio that the positive balance in the Capital Account, if any, of such Partner bears to the aggregate positive balances in the Capital Accounts of all such Partners; and

                      (v) To the Partners in accordance with their respective Percentage Interests.

               (b) Upon the sale of all or a substantial portion of the Partnership's assets to one or more third parties, the Liquidator shall, in the case of a partial liquidation of the Partnership, allocate and distribute the proceeds in cash in accordance with Section 11.2(c), or, in the case of a complete liquidation of the Partnership, close out all positions, pay or discharge all debts, liabilities and obligations of the Partnership, excluding any loans, and interest thereon, owed to any Partner, and retain such reserves as are deemed necessary for any unforeseen and contingent liabilities and the Liquidator shall then allocate and distribute the remaining proceeds in cash in accordance with Section 11.3(c).

               (c) In the event of a liquidation or partial liquidation of the Partnership as described in Section 11.2(b), and after making any payments therein required, the Liquidator shall allocate and distribute the remaining proceeds in cash as follows:

                      (i) To the repayment of any loans or advances, in accordance with Section 11.2(a)(i); provided, however, in the event of a partial liquidation of the Partnership, such payments may be waived in whole or in part in the sole discretion of the Liquidator; and

                      (ii) To each Partner, in accordance with Section 11.2(a)(ii); and

                      (iii) To each Partner in accordance with Section 11.2(a)(iii); and

                      (iv) To each Partner in accordance with Section
11.2(a)(iv).

11.3           Distribution in Kind.
               ---------------------

               In the event it becomes necessary to make a distribution of Partnership property or assets in kind, such property shall be transferred and conveyed to the Partners so as to vest in each of them as a tenant-in-common an undivided interest in the whole of said property equal to his Capital Account after adjustment for unrealized appreciation or depreciation of the Partnership property in accordance with Section 7.3, assuming that such property was sold for the value therein described. The decision whether to distribute Partnership property in kind shall be made by the Liquidator, as defined in Section 11.2 and selected pursuant to Section 11.4, in his sole discretion.

11.4           Selection of Liquidating Partner.
               ---------------------------------

               If the Partnership shall be ended by reason of the occurrence of any of the events listed in Section 11.1(b), the liquidation of the Partnership shall be conducted as follows: (a) if the event shall have occurred with respect to any General Partner other than Seth M. Glickenhaus, it shall be conducted by Seth M. Glickenhaus, and (b) if the event shall have occurred with respect to Seth M. Glickenhaus, it shall be conducted by a liquidator or liquidators (if possible, a General Partner or General Partners) selected by a majority in number of the then General Partners (or, in the event of death or incompetency of any such General Partner, the personal representative or committee of such General Partner).

11.5           Final Statement.
----           ----------------

               As soon as practical after the dissolution of the Partnership, the General Partners, or such person as shall have been selected pursuant to
Section 11.4, shall cause a final statement of Partnership assets and liabilities to be prepared by independent certified public accountants and furnished to the Partners.

                                   ARTICLE XII


                                  MISCELLANEOUS
                                  -------------


12.1           Notices.
               --------

               All notices, demands, requests, consents or other communications required or permitted to be given or made under this Agreement shall be deemed given only if in writing and when either delivered (i) personally (with receipt acknowledged), (ii) by overnight courier, (iii) by telecopy, telex or telegram or (iv) by certified mail, return receipt requested, postage prepaid, to the intended recipient at the address set forth on the applicable Schedule annexed hereto, at such person's place of business or at such other address as of which prior notice has been given. Any communication given by telecopy, telex or telegram shall be followed within five (5) days by written notice sent via overnight courier or registered mail in accordance with the procedure set forth above.

12.2           Severability.
               -------------

               Each provision hereof is intended to be severable and the invalidity or illegality of any portion of this Agreement shall not affect the validity or legality of the remainder hereof.

12.3           Captions.
               ---------

               Paragraph captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, or extend or describe the scope of this Agreement or the intent of any provision hereof.

12.4           Person and Gender.
               ------------------

               The masculine gender shall include the feminine and neuter genders, the singular shall include the plural and the word "person" shall include a corporation, firm, partnership or other form of association.

12.5           Binding Agreement.
               ------------------

               Subject to the restrictions on assignment herein contained, the terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, the successors, assigns, personal representatives, estates, heirs and legatees of the respective Partners.

12.6           Applicable Law.
               ---------------

               Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of New York.

12.7           Entire Agreement.
               -----------------

               This Agreement constitutes the entire agreement of the parties hereto with respect to the matters set forth herein and supersedes any prior understanding or agreement, oral or written, with respect thereto.

12.8           Agreement in Counterparts.
               --------------------------

               This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterparts.

12.9           Qualification in Other States.
               ------------------------------

               In the event the business of the Partnership is carried on or conducted in states in addition to the State of New York, then the parties agree that this Partnership shall exist under the laws of each state in which business is actually conducted by the Partnership, and they severally agree to execute such other further documents as may be required or requested in order that the General Partners legally may qualify this Partnership in such states. A Partnership office or principal place of business in any state may be designated from time to time by the General Partners.

               IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first above written.

                                                   GENERAL PARTNERS:


                                                   /s/ SETH M. GLICKENHAUS
                                                   -----------------------------
                                                   Seth M. Glickenhaus


                                                   /s/ ALFRED FEINMAN
                                                   -----------------------------
                                                   Alfred Feinman


                                                   /s/ STEVEN B. GREEN
                                                   -----------------------------
                                                   Steven B. Green

                                                   /s/ DAVID F. MAISEL
                                                   -----------------------------
                                                   David F. Maisel


                                                   /s/ CONNIE MOAK MAZUR
                                                   -----------------------------
                                                   Connie Moak Mazur


                                                   /s/ ROBERT F. SANTORO
                                                   -----------------------------
                                                   Robert F. Santoro


                                                   LIMITED PARTNERS:


                                                   /s/ SARAH B. GLICKENHAUS
                                                   -----------------------------
                                                   Sarah B. Glickenhaus


                                                   /s/ NANCY PIER
                                                   -----------------------------
                                                   Nancy Brody Pier


                                                   /s/ JAMES M. GLICKENHAUS
                                                   -----------------------------
                                                   James M. Glickenhaus


                                                   SPECIAL LIMITED PARTNER:


                                                   /s/ S. CURTISS ROACH
                                                   -----------------------------
                                                   S. Curtiss Roach

                                   SCHEDULE A
                                   ----------



Name and
Address
---------------------------

Seth M. Glickenhaus
100 Dorchester Road
Scarsdale, New York

Alfred Feinman
82 Lincoln Avenue
Purchase, New York

Steven B. Green
5 Deborah Court
Woodcliff Lake, New Jersey

David F. Maisel
85 Valley View Road
Chappaqua, New York

Connie Moak Mazur
150 East 69th Street
New York, New York

Robert F. Santoro
8 Meyer Road
Edison, NJ 08817

                                   SCHEDULE B
                                   ----------



Name and
Address
---------------------------

Sarah B. Glickenhaus
100 Dorchester Road
Scarsdale, New York

Nancy Brody Pier
110 Riverside Drive
New York, New York

James M. Glickenhaus
Marble Hall
Rye, New York

                                   SCHEDULE D
                                   ----------

                              Real Estate Ventures



                    Glickenhaus Westchester Development, Inc.

                     Glickenhaus Brewster Development, Inc.

                     Glickenhaus Chappaqua Development, Inc.

                      Glickenhaus Bedford Development, Inc.

                    Glickenhaus Real Estate Development, Inc.

               FIRST AGREEMENT OF AMENDMENT, made as of August 31, 1991, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991 (the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership).


                                    RECITALS
                                    --------


               The parties hereto wish to amend the Limited Partnership Agreement to (i) reflect the withdrawal from the Partnership of S. Curtiss Roach as a Class A Special Limited Partner and (ii) reflect the deletion of all references to "Special Limited Partners" contained in the Limited Partnership Agreement.

               IT IS AGREED:

               1. The Preamble to the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        THIS FOURTH AMENDMENT AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (the "Agreement"), dated as of January 1, 1991, of Glickenhaus & Co., a New York limited partnership (the "Partnership"), is by and among those persons listed on Schedule A annexed hereto (the "General Partners") and those persons listed on Schedule B annexed hereto (the "Regular Limited Partners").

               2. SCHEDULE C of the Limited Partnership Agreement is hereby deleted in its entirety.

               3. The definition of "Limited Partners" set forth in Article I is hereby amended in its entirety to read as follows:

                      "`Limited Partners' means the Regular Limited Partners. A `Limited Partner' means any one of them."

               4.     The definition of "Special Limited Partners" set forth in
Article I is hereby deleted in its entirety.

               5. Section 3.5 of Article III is hereby amended in its entirety to read as follows:

                      "3.5   Limited Liabilities of Limited Partners

               No Limited Partner shall be liable for or subject to any obligations, losses, debts or liabilities of the Partnership at any time in excess of the sum of the amount of such Limited Partner's Capital Account at such time."

               6. Section 4.3 of Article IV is hereby amended in its entirety to read as follows:

               "4.3.  Limited Partners Shall Not Manage or Control.

        Except as provided in Section 4.1(c), the Limited Partners shall take no part in the management of the Partnership business and shall have no power to act for or to bind the Partnership. The Partnership may engage any Limited Partner as an employee of the Partnership, in which event his duties and liabilities with respect to the business and interests of the Partnership shall be governed by his employment agreement with the Partnership, if any, or otherwise in accordance with the legal principles governing employment."

               7. Section 5.1 of Article V is hereby amended in its entirety to read as follows:

               "5.1.  Duties of the Partners; Other Activities of the Partners.

        Each General Partner agrees to devote his full time and attention to the business of the Partnership and the Designated Affiliates and shall not engage in any other business during the term of this Agreement, or any renewal thereof, except for passive investments in business activities which are not competitive with any business activity of the Partnership or the Designated Affiliates. During the term of this Agreement, no General Partner shall, for his own account, without the consent of General Partners holding a majority in interest of the General Partner Percentage Interests, enter, individually, into any dealings or transactions with respect to any aspect of the Partnership's business or the business of the Designated Affiliates, or otherwise directly or indirectly own any interest in any company, business or enterprise, which engages in business activities competitive with any business activity of the Partnership or the Designated Affiliates, except that a Partner may have a direct or indirect ownership interest of up to .5% of any class of publicly traded equity or debt securities in any business organization. The execution of this Agreement shall be deemed the consent of General Partners holding a majority interest in General Partner Percentage Interests to the conduct of any such activities by Seth M. Glickenhaus. Each Limited Partner may engage or invest in any other venture of any nature or description, or possess any interest herein, independently or with others."

               8. Paragraph 11.2(a)(iii) of Article XI is hereby deleted in its entirety.

               9. Paragraphs 11.2(a)(iv) and 11.2(a)(v) of Article XI are hereby amended in their entirety to reflect their renumbering and to read as follows:

                      "(iii) To each Partner in accordance with the positive balance in his Capital Account, if any, or if amounts available therefore are insufficient to repay such amounts, proportionately to each such Partner according to the ratio that the positive balance in the Capital Account, if any, of such Partner bears to the aggregate positive balances in the Capital Accounts of all such Partners; and

                      (iv) To the Partners in accordance with their respective Percentage Interests."

               As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

               IN WITNESS WHEREOF, the undersigned have executed this Agreement of Amendment as of the 31st day of August, 1991.

                                               GENERAL PARTNERS:


                                               /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus


                                               /s/ ALFRED FEINMAN
                                               ---------------------------------
                                               Alfred Feinman


                                               /s/ STEVEN B. GREEN
                                               ---------------------------------
                                               Steven B. Green


                                               /s/ STEVEN B. GREEN, ATTY-IN-FACT
                                               ---------------------------------
                                          FOR: David F. Maisel
                                           BY: Steven B. Green, attorney-in-fact


                                               /s/ CONNIE MOAK MAZUR
                                               ---------------------------------
                                               Connie Moak Mazur


                                               /s/ ROBERT F. SANTORO
                                               ---------------------------------
                                               Robert F. Santoro

                                               LIMITED PARTNERS:


                                               /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus


                                               /s/ NANCY PIER
                                               ---------------------------------
                                               Nancy Brody Pier


                                               /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus


                                               WITHDRAWING CLASS A SPECIAL
                                               ---------------------------------
                                                LIMITED PARTNER:


                                               /s/ S. CURTISS ROACH
                                               ---------------------------------
                                               S. Curtiss Roach

               SECOND AGREEMENT OF AMENDMENT, made as of September 30, 1991, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991 and amended as of August 31, 1991 (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


               The parties hereto wish to amend to Limited Partnership Agreement to reflect the withdrawal from the Partnership of David F. Maisel as a General Partner.

               IT IS AGREED:

               1. SCHEDULE A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      SCHEDULE A
                      ----------

                      Name & Address
                      --------------

                      Seth M. Glickenhaus
                      100 Dorchester Road
                      Scarsdale, NY 10583

                      Alfred Feinman
                      82 Lincoln Avenue
                      Purchase, NY 10577

                      Steven B. Green
                      5 Deborah Court
                      Woodcliff Lake, NJ

                      Connie Moak Mazur
                      150 East 69th Street
                      New York, NY 10021

                      Robert Santoro
                      8 Meyer Road
                      Edison, NJ 08817

               2. Section 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      The following amounts shall be paid as annual salaries and shall be payable whether or not there are Partnership
                      Profits:

                      (1)    Seth M. Glickenhaus          $
                      (2)    Steven B. Green              $
                      (3)    Connie Moak Mazur            $
                      (4)    Robert F. Santoro            $
                      (5)    Alfred Feinman               $

               3. Paragraph 7.3(a)(2)(i) of Article VII of the Limited Partnership Agreement is hereby amended by deleting the following words appearing at the end of said paragraph: "and 7% thereof (after deducting $150,000 from such 7%) shall be allocated to David F. Maisel."

               4. Paragraph 7.3(a)(2)(iii) of Article VII of the Limited Partnership Agreement is hereby amended it its entirety to read as follows:

                      (iii) Investment Management Profits remaining shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                      Robert F. Santoro                         %
                                                          -------
                                                          100.00%

               5. The definition of "Real Estate Ventures" contained in Paragraph 7.3(b)(1) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "Real Estate Ventures" shall mean the real estate joint ventures listed on the annexed Schedule D consisting, in each case, of a corporation wholly-owned by Seth M. Glickenhaus, Sarah B. Glickenhaus, Alfred Feinman, Nancy Brody Pier, James M. Glickenhaus, Connie Moak Mazur and Steven B. Green (the "Real Estate Partners"), and a joint venture partner."

               6. Paragraph 7.3(b)(2) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      (2) Allocation of Real Estate Profits. Real Estate Profits, if any, shall be determined semiannually. Real Estate Profits shall be allocated among the Real Estate Partners in the following percentages (the "Real Estate Percentage Interests"):

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      Alfred Feinman                            %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                                                          -------
                                                          100.00%

               7. Paragraph 7.3(b)(4) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      (4) Special Allocation. Notwithstanding the foregoing, with respect to Real Estate Profits or Real Estate Losses attributable to the Partnership's investment in and/or activities with respect to Glickenhaus Westchester Development, Inc., the foregoing allocations shall not apply and the following allocations shall apply:

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                                                          -------
                                                          100.00%

               8. Section 7.3(b) of Article VII of the Limited Partnership Agreement is further amended by adding a new paragraph(5) to read as follows:

                      (5) David F. Maisel has agreed to bear     % of all Real
                      Estate Losses pertaining to Real Estate Ventures with respect to which he was previously a Real Estate Partner. Said obligation is secured by a collateral securities account pursuant to the terms of a withdrawal agreement between the Partnership and David F. Maisel (the "Withdrawal Agreement"). In the event that Real Estate Losses are at any time incurred, the amount of said Real Estate Losses allocable to Seth M. Glickenhaus pursuant to Paragraph 7.3(b)(3) or (4) above shall be reduced by the amount of said Real Estate Losses, if any, required to be borne by David F. Maisel in accordance with the Withdrawal Agreement.

               9. Paragraph 7.3(c)(1)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in it entirety to read as follows:

                      (ii) Other Partnership Profits remaining shall be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                      Alfred Feinman                            %
                      Robert F. Santoro                         %
                                                          -------
                                                          100.00%

               10. Paragraph 7.3(1)(2) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      (2) Allocation of Other Partnership Losses. Partnership losses other than Real Estate Losses (the "Other Partnership Losses") for each Fiscal Year shall be allocated among the Partners set forth below as follows:

                      Seth M. Glickenhaus                       %
                      Sarah B. Glickenhaus                      %
                      Nancy Brody Pier                          %
                      James M. Glickenhaus                      %
                      Steven B. Green                           %
                      Connie Moak Mazur                         %
                      Alfred Feinman                            %
                      Robert F. Santoro                         %
                                                          -------
                                                          100.00%

               11. Paragraph 7.3(e)(1) of Article VII of the Limited Partnership Agreement is hereby amended by deleting the word "Section" which appears at the end of the first line of said paragraph and inserting in lieu thereof the words:
"Sections 7.3(b)(5) and".

               12. David F. Maisel shall continue to be bound by the provisions of Section 7.4(a) of Article VII of the Limited Partnership Agreement following his withdrawal from the Partnership as a general partner for so long as said provision (or any substantially identical successor provision) remains in effect.

               As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

               IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of September 30, 1991.

                                    GENERAL PARTNERS:

                                    /s/ SETH M. GLICKENHAUS
                                    ----------------------------------------
                                    Seth M. Glickenhaus

                                    /s/ ALFRED FEINMAN
                                    ----------------------------------------
                                    Alfred Feinman

                                    /s/ STEVEN B. GREEN
                                    ----------------------------------------
                                    Steven B. Green

                                    /s/ CONNIE MOAK MAZUR
                                    ----------------------------------------
                                    Connie Moak Mazur

                                    /s/ ROBERT F. SANTORO
                                    ----------------------------------------
                                    Robert F. Santoro

                                    LIMITED PARTNERS:


                                    /s/ SARAH B. GLICKENHAUS
                                    ----------------------------------------
                                    Sarah B. Glickenhaus


                                    s/ NANCY PIER
                                    ----------------------------------------
                                    Nancy Brody Pier


                                    /s/ JAMES M. GLICKENHAUS
                                    ----------------------------------------
                                    James M. Glickenhaus


                                    WITHDRAWING GENERAL PARTNER:


                                    /s/ DAVID MAISEL BY S. B. GREEN ATTY IN FACT
                                    --------------------------------------------
                                    David F. Maisel

               THIRD AGREEMENT OF AMENDMENT, made as of January 1, 1992, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991 (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


               The parties hereto wish to amend the Limited Partnership Agreement to reflect the admission of Arthur M. Winston to the Partnership as a General Partner, and the admission of Richard R. Freedman, George R. Hinman, Jeffrey L. Lederer and James R. Vaccacio to the Partnership as Special Limited Partners.

               IT IS AGREED:

               1. The Preamble to the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      THIS FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (the "Agreement"), dated as of January 1, 1991, of Glickenhaus & Co., a New York limited partnership (the "Partnership"), is by and among those persons listed on Schedule A annexed hereto (the "General Partners"), those persons listed on Schedule B annexed hereto (the "Regular Limited Partners") and those persons listed on Schedule C annexed hereto the ("Special Limited Partners").

               2. SCHEDULE A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      SCHEDULE A
                      ----------

                      Name & Address
                      --------------

                      Seth M. Glickenhaus
                      100 Dorchester Road
                      Scarsdale, NY 10583

                      Alfred Feinman
                      82 Lincoln Avenue
                      Purchase, NY 10577

                      Steven B. Green
                      5 Deborah Court
                      Woodcliff Lake, NJ

                      Connie Moak Mazur
                      150 East 69th Street
                      New York, NY 10021

                      Robert Santoro
                      8 Meyer Road
                      Edison, NJ 08817

                      Arthur M. Winston
                      74 Lakeridge Drive
                      Matawan, NJ 07747

               3. A new SCHEDULE C is hereby added to the Limited Partnership Agreement to read as follows:

                      SCHEDULE C
                      ----------

                      Name & Address
                      --------------

                      Richard R. Freedman
                      47 Lafayette Place
                      Apt. 6B
                      Greenwich, CT 06030

                      George R. Hinman
                      10 Indian Chase Road
                      Greenwich, CT 06830

                      Jeffrey L. Lederer
                      823 Park Avenue
                      New York, NY 10021

                      James R. Vaccacio
                      2 Alice Avenue
                      Merrick, NY 11566

               4. The first WHEREAS Clause appearing in the Recitals of the Limited Partnership Agreement is hereby deleted in its entirety.

               5. The definition of "Limited Partners" set forth in Article I of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "Limited Partners" means the Regular Limited Partners and the Special Limited Partners, unless any or all of the Special Limited Partners shall expressly be excluded or the context shall require otherwise. A "Limited Partner" means any one of them.

               6. Article I of the Limited Partnership Agreement is hereby further amended by adding a new definition entitled "Special Limited Partners" to read as follows:

                      "Special Limited Partners" means those persons described on Schedule C annexed thereto, and a "Special Limited Partner" means any one of them.

               7. Section 2.1 of Article II of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      The Partners formed the Partnership by the filing of a Limited Partnership Certificate (the "Certificate") with the County Clerk of New York County, New York on April 26, 1961. The Partners adopted the Revised Limited Partnership Act (the "Partnership Law") by filing a Certificate of Adoption of the Partnership Law with the Department of State on November 1, 1991. The Partnership shall be governed by the Partnership Law and the rights and liabilities of the Partners shall be as provided by the Partnership Law. The General Partners shall execute, file and record an amendment to the Certificate if and to the extent necessary or appropriate to reflect changes in terms therein occasioned by the execution of this Amendment.

               8. Section 3.5 of Article III of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      No  Limited  Partner  shall  be  liable  for or
                      subject to any obligations, losses, debts or liabilities of the Partnership at any time in excess of the sum of the amount of such Limited
                      Partner's   Capital   Account   at  such  time.
                      Notwithstanding  the  foregoing,   the  Capital
                      Accounts of the Special  Limited  Partners  (as
                      distinguished    from   the   Regular   Limited
                      Partners) shall not be reduced by Partnership debts, losses or liabilities until the Capital Accounts of all other Partners have been reduced to zero.

               9. Section 4.3 of Article IV of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      Except as provided in Section 4.1(c), the Limited Partners shall take no part in the management of the Partnership business and shall have no power to act for or to bind the Partnership. The Partnership may engage any Limited Partner, including any Special Limited Partner, as an employee of the Partnership, in which event his duties and liabilities with respect to the business and interests of the Partnership shall be governed by his employment agreement with the Partnership, if any, or otherwise in accordance with the legal principles governing employment.

               10. Section 5.1 of Article V of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      Each General Partner agrees to devote his full time and attention to the business of the Partnership and the Designated Affiliates and shall not engage in any other business during the term of this Agreement, or any renewal thereof, except for passive investments in business activities which are not competitive with any business activity of the Partnership or the Designated Affiliates. During the term of this Agreement, no General Partner or Special Limited Partner shall, for his own account, without the consent of General Partners holding a majority in interest of the General Partner Percentage Interests, enter, individually, into any dealings or transactions with respect to any aspect of the Partnership's business or the business of the Designated Affiliates, or otherwise directly or indirectly own any interest in any company, business of enterprise, which engages in business activities competitive with any business activity of the Partnership or the Designated Affiliates, except that a Partner may have a direct or indirect ownership interest of up to .5% of any class of publicly traded equity or debt securities in any business organization. The execution of this Agreement shall be deemed the consent of General Partners holding a majority interest in General Partner Percentage Interests to the conduct of any such activities by Seth M. Glickenhaus. Each Limited Partner, other than the Special Limited Partners, may engage or invest in any other venture of any nature or description, or possess any interest therein, independently or with others.

               11. Section 6.1 of Article VI of the Limited Partnership Agreement is hereby amended by adding the following entry to the table listed
therein: "(6) Arthur M. Winston $          ".

               12. Paragraph 7.3(a)(2)(iii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      (iii) Investment Management Profits remaining shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Steven B. Green                                       %
                      Connie Moak Mazur                                     %
                      Arthur M. Winston                                     %
                      Robert F. Santoro                                     %
                                                                     --------
                                                                      100.00%


               13. In Paragraph 7.3(b)(1), the definition of "Real Estate Expenses" is hereby revised to delete clause (A) and to redesignate clauses (B) and (C) to be clauses (A) and (B).

               14. Paragraph 7.3(c)(1)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      (ii) Other Partnership Profits remaining shall be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General
                      Partners, collectively, the "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Steven B. Green                                       %
                      Connie Moak Mazur                                     %
                      Arthur M. Winston                                     %
                      Alfred Feinman                                        %
                      Robert F. Santoro                                     %
                                                                     --------
                                                                      100.00%

               15. Paragraph 7.3(c)(2) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      (2) Allocation of Other Partnership Losses. Partnership losses other than Real Estate Losses (the "Other Partnership Losses") for each Fiscal Year shall be allocated among the Partners in accordance with their respective Percentage Interests.

               16. Paragraphs 11.2(a)(iii) and (iv) of Article XI of the Limited Partnership Agreement are hereby deleted and replaced with the following:

                      (iii) To each Special Limited Partner in accordance with the positive balance in his Capital Account, if any, or if amounts available therefor are insufficient to repay such amounts, proportionately to each such Partner according to the ratio that the positive balance in the Capital Account, if any, of such Partner bears to the aggregate positive balances in the Capital Accounts of all such Partners;

                      (iv) To each Partner other than the Special Limited Partners in accordance with the positive balance in his Capital Account, if any, or if amounts available therefor are insufficient to repay such amounts, proportionately to each such Partner according to the ratio that the positive balance in the Capital Account, if any, of such Partner bears to the aggregate positive balances in the Capital Accounts of all such Partners; and

                      (v) To the Partners in accordance with their respective Percentage Interests.

               17. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

               IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of January 1, 1992.

                                            GENERAL PARTNERS:


                                            /s/ SETH M. GLICKENHAUS
                                            ------------------------------------
                                            Seth M. Glickenhaus


                                            /s/ ALFRED FEINMAN
                                            ------------------------------------
                                            Alfred Feinman


                                            /s/ STEVEN B. GREEN
                                            ------------------------------------
                                            Steven B. Green


                                            /s/ CONNIE MOAK MAZUR
                                            ------------------------------------
                                            Connie Moak Mazur


                                            /s/ ROBERT F. SANTORO
                                            ------------------------------------
                                            Robert F. Santoro

                                            /s/ ARTHUR M. WINSTON
                                            ------------------------------------
                                            Arthur M. Winston


                                            LIMITED PARTNERS:


                                            /s/ SARAH B. GLICKENHAUS
                                            ------------------------------------
                                            Sarah B. Glickenhaus


                                            /s/ NANCY PIER
                                            ------------------------------------
                                            Nancy Brody Pier


                                            /s/ JAMES M. GLICKENHAUS
                                            ------------------------------------
                                            James M. Glickenhaus


                                            SPECIAL LIMITED PARTNERS:


                                            /s/ RICHARD R. FREEDMAN
                                            ------------------------------------
                                            Richard R. Freedman


                                            /s/ GEORGE R. HINMAN
                                            ------------------------------------
                                            George R. Hinman


                                            /s/ JEFFREY L. LEDERER
                                            ------------------------------------
                                            Jeffrey L. Lederer


                                            /s/ JAMES R. VACCACIO
                                            ------------------------------------
                                            James R. Vaccacio

        FOURTH AGREEMENT OF AMENDMENT, made as of April 8, 1993, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991 (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited Partnership (the "Partnership").

                                    RECITALS
                                    --------

        The parties hereto wish to amend the Limited Partnership Agreement to reflect the withdrawal of Connie Moak Mazur as a General Partner and certain other changes necessitated thereby.

        1. SCHEDULE A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE A
        -----------

        Name & Address
        --------------

        Seth M. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Alfred Feinman
        82 Lincoln Avenue
        Purchase, NY 10577

        Steven B. Green
        5 Deborah Court
        Woodcliff Lake, NJ 07675

        Robert Santoro
        8 Meyer Road
        Edison, NJ 08817

        Arthur M. Winston
        74 Lakeridge Drive
        Matawan, NJ 07747."

        2. Paragraph 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety as follows:

               "The following amounts shall be paid as annual salaries and shall be payable whether or not there are Partnership Profits:

                      (1)    Seth M. Glickenhaus          $
                      (2)    Steven B. Green              $
                      (3)    Robert F. Santoro            $
                      (4)    Alfred Feinman               $
                      (5)    Arthur M. Winston            $        ."

        3. Paragraph 7.3(a)(2)(iii) or Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(iii) Investment Management Profits remaining shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                                 . %
                      Sarah B. Glickenhaus                                . %
                      Nancy Brody Pier                                    . %
                      James M. Glickenhaus                                . %
                      Steven B. Green                                     . %
                      Arthur M. Winston                                   . %
                      Robert F. Santoro                                   . %
                                                                   ----------
                                                                      100.00%"


        4. Paragraph 7.3(b)(2) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(2) Allocation of Real Estate Profits. Real Estate Profits, if any, shall be determined semiannually. Real Estate Profits shall be allocated among the Real Estate Partners in the following percentages (the "Real Estate Percentage Interests"):

                      Seth M. Glickenhaus                                 . %
                      Sarah B. Glickenhaus                                . %
                      Nancy Brody Pier                                    . %
                      James M. Glickenhaus                                . %
                      Alfred Feinman                                      . %
                      Steven B. Green                                     . %
                                                                   ----------
                                                                      100.00%."

        5. Paragraph 7.3(b)(4) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(4) Special Allocation. Notwithstanding the foregoing, with respect to Real Estate Profits or Real Estate Losses attributable to the Partnership's Investment in and/or activities with respect to Glickenhaus Westchester Development, Inc. and Glickenhaus

                      Chappaqua Development, Inc., the foregoing allocations shall not apply and the following allocations shall apply:

                      Seth M. Glickenhaus                                 . %
                      Sarah B. Glickenhaus                                . %
                      Nancy Brody Pier                                    . %
                      James M. Glickenhaus                                . %
                      Steven B. Green                                     . %
                                                                   ----------
                                                                      100.00%."

        6. Paragraph 7.3(c)(i)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in its- entirety to read as follows:

                      "(ii) Other Partnership Profits remaining shall be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests", individually, a "Percentage Interest," with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                                 . %
                      Sarah B. Glickenhaus                                . %
                      Nancy Brody Pier                                    . %
                      James M. Glickenhaus                                . %
                      Steven B. Green                                     . %
                      Arthur M. Winston                                   . %
                      Alfred Feinman                                      . %
                      Robert F. Santoro                                   . %
                                                                   ----------
                                                                      100.00%."

        7. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of ______________________________.

                              GENERAL PARTNERS:


                              /s/ SETH M. GLICKENHAUS
                              ------------------------------------
                              Seth M. Glickenhaus


                              /s/ ALFRED FEINMAN
                              ------------------------------------
                              Alfred Feinman


                              /s/ STEVEN B. GREEN
                              ------------------------------------
                              Steven B. Green


                              /s/ ROBERT F. SANTORO
                              ------------------------------------
                              Robert F. Santoro


                              /s/ ARTHUR M. WINSTON
                              ------------------------------------
                              Arthur M. Winston


                              LIMITED PARTNERS:


                              /s/ SARAH B. GLICKENHAUS
                              ------------------------------------
                              Sarah B. Glickenhaus


                              /s/ NANCY PIER
                              ------------------------------------
                              Nancy Brody Pier


                              /s/ JAMES M. GLICKENHAUS
                              ------------------------------------
                              James M. Glickenhaus

                              SPECIAL LIMITED PARTNERS:


                              /s/ RICHARD R. FREEDMAN
                              ------------------------------------
                              Richard R. Freedman


                              /s/ GEORGE R. HINMAN
                              ------------------------------------
                              George R. Hinman


                              /s/ JEFFREY L. LEDERER
                              ------------------------------------
                              Jeffrey L. Lederer


                              /s/ JAMES R. VACCACIO
                              ------------------------------------
                              James R. Vaccacio


                              WITHDRAWING GENERAL PARTNER:


                              /s/ S. B. GREEN FOR CONNIE MOAK MAZUR ATTY IN FACT
                              --------------------------------------------------
                              Connie Moak Mazur

        FIFTH AGREEMENT OF AMENDMENT, made as of January 1, 1994, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited Partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the withdrawal of Jeffrey L. Lederer as a Special Limited Partner and the admission of Jeffrey L. Lederer as a General Partner and certain other changes necessitated thereby.

        1. SCHEDULE A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE A
        -----------

        Name & Address
        --------------

        Seth M. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Alfred Feinman
        82 Lincoln Avenue
        Purchase, NY 10577

        Steven B. Green
        5 Deborah Court
        Woodcliff Lake, NJ 07675

        Robert Santoro
        8 Meyer Road
        Edison, NJ 08817

        Arthur M. Winston
        74 Lakeridge Drive
        Matawan, NJ 07747

        Jeffrey L. Lederer
        823 Park Avenue
        New York, NY 10021."

        2. Schedule C of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE C
        -----------

        Richard R. Freedman
        47 Lafayette Place
        Apartment 6B
        Greenwich, CT 06030

        George R. Hinman
        10 Indian Chase Road
        Greenwich, CT 06830

        James R. Vaccacio
        2 Alice Avenue
        Merrick, NY 11566."

        3. Paragraph 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety as follows:

               "The following amounts shall be paid as annual salaries and shall be payable whether or not there are Partnership Profits:

                      (1)    Seth M. Glickenhaus          $
                      (2)    Steven B. Green              $
                      (3)    Robert F. Santoro            $
                      (4)    Alfred Feinman               $
                      (5)    Arthur M. Winston            $
                      (6)    Jeffrey L. Lederer           $        "

        4. Paragraph 7.3(a)(2)(iii) or Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(iii) Investment Management Profits remaining shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Steven B. Green                                       %
                      Arthur M. Winston                                     %
                      Robert F. Santoro                                     %
                      Jeffrey L. Lederer                                    %
                                                                     --------
                                                                      100.00%."

        5. Paragraph 7.3(c)(i)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(ii) Other Partnership Profits remaining shall be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests", individually, a "Percentage Interest," with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                                  %
                      Sarah B. Glickenhaus                                 %
                      Nancy Brody Pier                                     %
                      James M. Glickenhaus                                 %
                      Steven B. Green                                      %
                      Arthur M. Winston                                    %
                      Alfred Feinman                                       %
                      Robert F. Santoro                                    %
                      Jeffrey L. Lederer                                   %
                                                                     -------
                                                                     100.00%."

        6. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of January 1, 1994.

                                            GENERAL PARTNERS:


                                            /s/ SETH M. GLICKENHAUS
                                            ------------------------------------
                                            Seth M. Glickenhaus


                                            /s/ ALFRED FEINMAN
                                            ------------------------------------
                                            Alfred Feinman


                                            /s/ STEVEN B. GREEN
                                            ------------------------------------
                                            Steven B. Green

                                            /s/ ROBERT F. SANTORO
                                            ------------------------------------
                                            Robert F. Santoro


                                            /s/ ARTHUR M. WINSTON
                                            ------------------------------------
                                            Arthur M. Winston


                                            /s/ JEFFREY L. LEDERER
                                            ------------------------------------
                                            Jeffrey L. Lederer


                                            LIMITED PARTNERS:


                                            /s/ SARAH B. GLICKENHAUS
                                            ------------------------------------
                                            Sarah B. Glickenhaus


                                            /s/ NANCY PIER
                                            ------------------------------------
                                            Nancy Brody Pier


                                            /s/ JAMES M. GLICKENHAUS
                                            ------------------------------------
                                            James M. Glickenhaus


                                            SPECIAL LIMITED PARTNERS:


                                            /s/ RICHARD R. FREEDMAN
                                            ------------------------------------
                                            Richard R. Freedman


                                            /s/ GEORGE R. HINMAN
                                            ------------------------------------
                                            George R. Hinman


                                            /s/ JAMES R. VACCACIO
                                            ------------------------------------
                                            James R. Vaccacio


                                            WITHDRAWING SPECIAL
                                             LIMITED PARTNER:


                                            /s/ JEFFREY L. LEDERER
                                            ------------------------------------
                                            Jeffrey L. Lederer

        SIXTH AGREEMENT OF AMENDMENT, made as of January 1, 1995, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited Partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the withdrawal of Robert F. Santoro and Arthur M. Winston as General Partners and the admission of Robert F. Santoro as a Special Limited Partner and certain other changes necessitated thereby.

        1. SCHEDULE A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE A
        -----------

        Name & Address
        --------------

        Seth M. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Alfred Feinman
        82 Lincoln Avenue
        Purchase, NY 10577

        Steven B. Green
        5 Deborah Court
        Woodcliff Lake, NJ 07675

        Jeffrey L. Lederer
        823 Park Avenue
        New York, NY 10021.".

        2. Schedule C of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE C
        -----------

        Richard R. Freedman
        50 White's Hill Lane
        Fairfield, CT 06430

        George R. Hinman
        10 Indian Chase Road
        Greenwich, CT 06830

        James R. Vaccacio
        2 Alice Avenue
        Merrick, NY 11566

        Robert F. Santoro
        8 Meyer Road
        Edison, NJ 08817.".

        3. Paragraph 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety as follows:

               "The following amounts shall be paid as annual salaries and shall be payable whether or not there are Partnership Profits:

                      (1)    Seth M. Glickenhaus          $
                      (2)    Steven B. Green              $
                      (3)    Alfred Feinman               $
                      (4)    Jeffrey L. Lederer           $"

        4. Paragraph 7.3(a)(2)(iii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(iii) Investment Management Profits remaining shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Steven B. Green                                       %
                      Jeffrey L. Lederer                                    %
                                                                     --------
                                                                      100.00%."

        5. Paragraph 7.3(c)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(ii) Other Partnership Profits remaining shall be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests," individually, a "Percentage Interest," with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the

                      "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Steven B. Green                                       %
                      Alfred Feinman                                        %
                      Jeffrey L. Lederer                                    %
                                                                     --------
                                                                      100.00%.".

        6. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of January 1, 1995.

                                            GENERAL PARTNERS:


                                            /s/ SETH M. GLICKENHAUS
                                            ------------------------------------
                                            Seth M. Glickenhaus


                                            /s/ ALFRED FEINMAN
                                            ------------------------------------
                                            Alfred Feinman


                                            /s/ STEVEN B. GREEN
                                            ------------------------------------
                                            Steven B. Green


                                            /s/ JEFFREY L. LEDERER
                                            ------------------------------------
                                            Jeffrey L. Lederer


                                            LIMITED PARTNERS:


                                            /s/ SARAH B. GLICKENHAUS
                                            ------------------------------------
                                            Sarah B. Glickenhaus


                                            /s/ NANCY PIER
                                            ------------------------------------
                                            Nancy Brody Pier


                                            /s/ JAMES M. GLICKENHAUS
                                            ------------------------------------
                                            James M. Glickenhaus

                                            SPECIAL LIMITED PARTNERS:


                                            /s/ RICHARD R. FREEDMAN
                                            ------------------------------------
                                            Richard R. Freedman


                                            /s/ GEORGE R. HINMAN
                                            ------------------------------------
                                            George R. Hinman


                                            /s/ JAMES R. VACCACIO
                                            ------------------------------------
                                            James R. Vaccacio


                                            /s/ ROBERT F. SANTORO
                                            ------------------------------------
                                            Robert F. Santoro


                                            WITHDRAWING GENERAL PARTNERS:


                                            /s/ ROBERT F. SANTORO
                                            ------------------------------------
                                            Robert F. Santoro


                                            /s/ ARTHUR M. WINSTON
                                            ------------------------------------
                                            Arthur M. Winston

        SEVENTH AGREEMENT OF AMENDMENT, made as of January 1, 1996, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").




                                    RECITALS
                                    --------



        The parties hereto wish to amend the Limited Partnership Agreement to reflect the resignation of Jeffrey L. Lederer as a General Partner, the withdrawal of Steven B. Green as a General Partner, and the withdrawal of Richard R. Freedman, George R. Hinman, James R. Vaccacio and Robert F. Santoro as Special Limited Partners and certain other changes necessitated thereby.

        1. SCHEDULE A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE A
        -----------

        Name & Address
        --------------

        Seth M. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Alfred Feinman
        134 Lincoln Avenue
        Purchase, NY 10577.".

        2. Schedule C of the Limited Partnership Agreement is hereby deleted in its entirety.

        3. Paragraph 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety as follows:

               "The  following   amounts  shall  be  paid  as  annual
               salaries and shall be payable whether or not there are Partnership Profits:

                      (1)    Seth M. Glickenhaus          $
                      (2)    Alfred Feinman               $"

        4. Paragraph 7.3(a)(2)(iii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(iii) Investment  Management Profits remaining
               shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                                                                   ----------
                                                                      100.00%."

        5. Paragraph 7.3(b)(2) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(2)  Allocation of Real Estate  Profits.  Real
               Estate Profits, if any, shall be determined semi-annually. Real Estate Profits shall be allocated among the Real Estate Partners in the following percentages (the "Real Estate Percentage Interests"):

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Alfred Feinman                                        %
                                                                   ----------
                                                                      100.00%."

        6. Paragraph 7.3(b)(4) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(4) Special  Allocation.  Notwithstanding  the
               foregoing, Real Estate Profits or Real Estate Losses attributable to the Partnership's Investment in and/or activities with respect to Glickenhaus Westchester Development, Inc. and Glickenhaus Chappaqua Development, Inc., the foregoing allocations shall not apply and the following allocations shall apply:

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                                                                   ----------
                                                                      100.00%."

        7. Paragraph 7.3(c)(1)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:


               "(ii) Other Partnership Profits remaining shall be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests," individually, a "Percentage Interest," with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                                 . %
                      Sarah B. Glickenhaus                                . %
                      Nancy Brody Pier                                    . %
                      James M. Glickenhaus                                . %
                      Alfred Feinman                                      . %
                                                                   ----------
                                                                      100.00%.".

        8. Paragraph 10.8(c)(1) of Article X of the Limited Partnership Agreement by the addition of the following to the end of such Paragraph:

               "For so long as the Partnership shall retain any capital as aforesaid, the Partnership shall not invest any of its assets in excess of the then aggregate balances of the Capital Accounts of the remaining Partners in equity securities or their derivatives.".

        9. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of January 1, 1996.

                                            GENERAL PARTNERS:


                                            /s/ SETH M. GLICKENHAUS
                                            ------------------------------------
                                            Seth M. Glickenhaus


                                            /s/ ALFRED FEINMAN
                                            ------------------------------------
                                            Alfred Feinman

                           (signature page continued)

                                            LIMITED PARTNERS:


                                            /s/ SARAH B. GLICKENHAUS
                                            ------------------------------------
                                            Sarah B. Glickenhaus


                                            /s/ NANCY PIER
                                            ------------------------------------
                                            Nancy Brody Pier


                                            /s/ JAMES M. GLICKENHAUS
                                            ------------------------------------
                                            James M. Glickenhaus


                                            SPECIAL LIMITED PARTNERS:


                                            /s/ RICHARD R. FREEDMAN
                                            ------------------------------------
                                            Richard R. Freedman


                                            /s/ GEORGE R. HINMAN
                                            ------------------------------------
                                            George R. Hinman


                                            /s/ JAMES R. VACCACIO
                                            ------------------------------------
                                            James R. Vaccacio


                                            /s/ ROBERT F. SANTORO
                                            ------------------------------------
                                            Robert F. Santoro


                                            WITHDRAWING GENERAL PARTNER:


                                            /s/ STEVEN B. GREEN
                                            ------------------------------------
                                            Steven B. Green

        EIGHTH AGREEMENT OF AMENDMENT, made as of July 1, 1997, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").




                                    RECITALS
                                    --------



        The parties hereto wish to amend the Limited Partnership Agreement to reflect the withdrawal of James M. Glickenhaus as a Limited Partner and his admission as a General Partner and certain other changes necessitated thereby.

        1. Schedule A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE A
        -----------

        Name & Address
        --------------

        Seth M. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Alfred Feinman
        134 Lincoln Avenue
        Purchase, NY 10577

        James M. Glickenhaus
        Marble Hall
        Rye, NY 10580.".

        2. Schedule B of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "SCHEDULE B
        -----------

        Name & Address
        --------------

        Sarah B. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Nancy Brody Pier
        110 Riverside Drive
        New York, NY 10024.".

        3. Paragraph 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety as follows:

                      "The following  amounts shall be paid as annual
               salaries and shall be payable whether or not there are Partnership Profits:

                      (1)    Seth M. Glickenhaus          $
                      (2)    Alfred Feinman               $
                      (3)    James M. Glickenhaus         $

        4. Paragraph 7.3(a)(2)(iii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(iii) Investment  Management Profits remaining
               shall be allocated among the Partners listed below in the following percentages:

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                                                                     --------
                                                                      100.00%."

        5. Paragraph 7.3(c)(1)(ii) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

                      "(ii) Other Partnership Profits remaining shall
               be allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests," individually, a "Percentage Interest," with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                      Seth M. Glickenhaus                                   %
                      Sarah B. Glickenhaus                                  %
                      Nancy Brody Pier                                      %
                      James M. Glickenhaus                                  %
                      Alfred Feinman                                        %
                                                                   ----------
                                                                      100.00%.".

        6. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        NINTH AGREEMENT OF AMENDMENT, made as of January 1, 2000, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the withdrawal from the Partnership of Alfred Feinman as a General Partner and certain other changes necessitated thereby.

        1. Schedule A of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

              "Schedule A
              -----------
              Name & Address
              --------------

              Seth M. Glickenhaus
              100 Dorchester Road
              Scarsdale, NY 10583

              James M. Glickenhaus
              Marble Hall
              Rye, NY 10580"

        2. The following shall be inserted after the definition of "Exchange" in
Article I of the Limited Partnership Agreement:

               "'Expenses' means all of the expenses and liabilities of the Partnership (as determined in accordance with generally acceptable accounting principles consistently applied) including, without limitation, the following: all direct out-of-pocket expenses incurred in connection with the activities of the Partnership, salaries, bonuses, interest expense, travel and entertainment expense, clearance charges, telephone charges, telex charges, payroll tax, employee fringe benefits, commissions paid to salesmen, 401(K) profit sharing expense, an allocable share of unincorporated business tax, collection charges, advertising costs, sales meetings, seminars, political contributions, printing charges, registration and regulatory fees, service contract expense, insurance, attorney's fees, accounting fees, outside consulting services, branch office expenses, an allocation of general partnership overhead consistent with prior practice but adjusted for changes in usage or otherwise, and such other reasonable reserves for contingencies as the General Partners may reasonably determine in good faith, whether or not such reserves are in accordance with generally acceptable accounting principles."

        3. The following shall be inserted after the definition "Requesting Partner" in Article I of the Limited Partnership Agreement:

               "'Revenue' means the revenues derived (as determined in accordance with generally acceptable accounting principles consistently applied) from the activities of this Partnership."

        4. The definition of "Partnership Losses" in Article I of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "'Partnership Losses' means the amount by which Expenses exceed Revenues."

        5. The definition of "Partnership Profits" in Article I of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "'Partnership Profits' means the amount by which Revenues exceed Expenses."

        6. The definition of "General Partner Percentage Interest" in Article I of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "'General Partner Percentage Interest' has the meaning ascribed thereto in Section 7.3(a)(1)(ii)."

        7. The definition of "Interest on Capital" in Article I of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "'Interest on Capital' means, with respect to any Partner, a return of eight percent (8%) per annum on the aggregate balance from time to time outstanding in his or her Capital Account, provided, however, that, from time to time, a majority in interest of the General Partners may, by written instrument, adopt an interest rate other than eight percent (8%) which, upon such adoption, shall immediately become effective; provided, however, that if in any year the amount of Partnership Profits shall be less than the aggregate Interest on Capital for all Partners, then the aggregate amount of Interest on Capital for such year shall be limited to the amount of Partnership Profits and each Partner's Interest on Capital shall be adjusted accordingly."

        8. The definitions of "Investment Management Department," "Investment Management Expenses," "Investment Management Losses," "Investment Management Profits," "Investment Management Revenues," "Other Partnership Losses" and "Other Partnership Profits," in Article I of the Limited Partnership Agreement are hereby deleted.

        9. Paragraph 6.1 of Article VI of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "The following amounts shall be paid as annual salaries and shall be payable whether or not there are Partnership Profits:

               (1) Seth Glickenhaus $
               (2) James M. Glickenhaus $

        10. Section 7.3(a) of Article VII of the Limited Partnership hereby deleted in its entirety.

        11. Section 7.3(b) of Article VII of the Limited Partnership hereby deleted in its entirety.

        12. Section 7.3 (c) of Article VII of the Limited Partnership hereby amended in its entirety to read as follows:

        "(a) Allocation of Partnership Profits and Losses.

               (1) Allocation of Partnership Profits. Partnership Profits for each Fiscal Year shall be allocated as follows:

                             (i) First,  Partnership  Profits shall be allocated
among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph his or her Interest on Capital.

                             (ii)   Partnership   Profits   remaining  shall  be
allocated  among the  Partners  set  forth  below in the  following  percentages
(collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

                             Seth M. Glickenhaus                %
                             Sarah B. Glickenhaus               %
                             Nancy Brody Pier                   %
                             James M. Glickenhaus               %
                                                            ------
                                                          100.00%

               (2) Allocation of Partnership Losses. Partnership Losses for each Fiscal Year shall be allocated among the Partners in accordance with their respective Percentage Interests.

        13. Section 7.3(d) of Article VII of the Limited Partnership Agreement is hereby accordingly redesignated Section 7.3(b) of Article VII of the Limited Partnership Agreement.

        14. Section 7.3(e) of Article VII of the Limited Partnership Agreement is hereby accordingly redesignated Section 7.3(c) of Article VII of the Limited Partnership Agreement.

        15. Section 10.4 of Article X of the Limited Partnership Agreement shall be deleted.

        16. Section 10.7 of Article X of the Limited Partnership Agreement shall be deleted.

        17. Section 10.8 of Article X of the Limited Partnership Agreement shall be deleted.

        18. In Section 10.10 of Article X of the Limited Partnership Agreement "Steven B. Green" is hereby deleted and replaced with "James M. Glickenhaus."

        19. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of the date first above written.

                                                   GENERAL PARTNERS:


                                                   /s/ SETH M. GLICKENHAUS
                                                   -----------------------------
                                                   Seth M. Glickenhaus


                                                   /s/ JAMES M. GLICKENHAUS
                                                   -----------------------------
                                                   James M. Glickenhaus


                                                   LIMITED PARTNERS:

                                                   /s/ SARAH B. GLICKENHAUS
                                                   -----------------------------
                                                   Sarah B. Glickenhaus


                                                   /s/ NANCY PIER
                                                   -----------------------------
                                                   Nancy Brody Pier


                                                   WITHDRAWING GENERAL
                                                   PARTNER:


                                                   /s/ ALFRED FEINMAN
                                                   -----------------------------
                                                   Alfred Feinman

        TENTH AGREEMENT OF AMENDMENT, made as of August 31, 2000, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the admission of Seth M. Glickenhaus as a limited partner to the Partnership and the transfer of 90% of Seth M. Glickenhaus's capital to himself as a limited partner of the Partnership and certain other changes necessitated thereby.

        1. Schedule B of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "Schedule B
        -----------

        Name & Address
        --------------

        Seth M. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Sarah B. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583

        Nancy Brody Pier
        110 Riverside Drive
        New York, NY 10024.".

        2. Section 7.3 (c) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "(a) Allocation of Partnership Profits and Losses.

               (1) Allocation of Partnership Profits. Partnership Profits for each Fiscal Year shall be allocated as follows:

                             (i) First,  Partnership  Profits shall be allocated
among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph his or her Interest on Capital.

                             (ii)   Partnership   Profits   remaining  shall  be
allocated  among the  Partners  set  forth  below in the  following  percentages
(collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

        Seth M. Glickenhaus, as General Partner                             %

        Seth M. Glickenhaus, as Limited Partner                             %

        Sarah B. Glickenhaus, as Limited Partner                            %

        Nancy Brody Pier, as Limited Partner                                %

        James M. Glickenhaus, as General Partner                            %
                                                                     --------
                                                                      100.00%

               (2) Allocation of Partnership Losses. Partnership Losses for each Fiscal Year shall be allocated among the Partners in accordance with their respective Percentage Interests."

        3. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of the date first above written.

                                                   GENERAL PARTNERS:


                                                   /s/ SETH M. GLICKENHAUS
                                                   -----------------------------
                                                   Seth M. Glickenhaus


                                                   /s/ JAMES M. GLICKENHAUS
                                                   -----------------------------
                                                   James M. Glickenhaus


                                                   LIMITED PARTNERS:


                                                   /s/ SETH M. GLICKENHAUS
                                                   -----------------------------
                                                   Seth M. Glickenhaus


                                                   /s/ SARAH B. GLICKENHAUS
                                                   -----------------------------
                                                   Sarah B. Glickenhaus


                                                   /s/ NANCY PIER
                                                   -----------------------------
                                                   Nancy Brody Pier

        ELEVENTH AGREEMENT OF AMENDMENT, made as of August 31, 2000, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the deletion of Sarah B. Glickenhaus and Seth M. Glickenhaus as a limited partners to the Partnership and the transfer of their limited partnership capital in the Partnership to the parties listed below, and certain other changes necessitated thereby.

        1. Schedule B of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "Sarah Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Sarah B. Glickenhaus
        and James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated August 31; 2000,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Nancy Brody Pier
        110 Riverside Drive
        New York, NY 10024."

        2. Section 7.3 (c) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "(a) Allocation of Partnership Profits and Losses.

                      (1) Allocation of Partnership Profits. Partnership Profits for each Fiscal Year shall be allocated as follows:

                             (i) First, Partnership Profits shall be allocated
among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph his or her Interest on Capital.

                             (ii) Partnership Profits remaining shall be
allocated among the Partners set forth below in the following percentages (collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

        Sarah Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth M. Glickenhaus, as General Partner

        Seth Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated August 31, 2000,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        James M. Glickenhaus, as General Partner

        Nancy Brody Pier, as Limited Partner
        110 Riverside Drive
        New York, NY 10024.                        100.00%

        (2) Allocation of Partnership Losses. Partnership Losses for each Fiscal Year shall be allocated among the Partners in accordance with their respective Percentage Interests."

        3. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of the date first above written.

                                          GENERAL PARTNERS:


                                          /s/ SETH M. GLICKENHAUS
                                          --------------------------------------
                                          Seth M. Glickenhaus


                                          /s/ JAMES M. GLICKENHAUS
                                          --------------------------------------
                                          James M. Glickenhaus


                                          LIMITED PARTNERS:


                                          Sarah Glickenhaus 3 Year
                                          Grantor Retained Annuity
                                          Trust, dated August 31, 2000

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Sarah Glickenhaus 4 Year
                                          Grantor Retained Annuity
                                          Trust, dated August 31, 2000

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Sarah Glickenhaus 5 Year
                                          Grantor Retained Annuity
                                          Trust, dated August 31, 2000

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee

                                          Seth Glickenhaus 3 Year
                                          Grantor Retained Annuity
                                          Trust, dated August 31, 2000

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Seth Glickenhaus 4 Year
                                          Grantor Retained Annuity
                                          Trust, dated August 31, 2000

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Seth Glickenhaus 5 Year
                                          Grantor Retained Annuity
                                          Trust, dated August 31, 2000

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus


                                          By:  /s/ NANCY PIER
                                               ---------------------------------
                                               Nancy Brody Pier

                                          WITHDRAWING LIMITED PARTNERS:


                                          /s/ SETH M. GLICKENHAUS
                                          --------------------------------------
                                          Seth M. Glickenhaus


                                          /s/ SARAH B. GLICKENHAUS
                                          --------------------------------------
                                          Sarah B. Glickenhaus

        TWELFTH AGREEMENT OF AMENDMENT, made as of August 31, 2000, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the deletion of Sarah Glickenhaus 3 Year Grantor Retained Annuity Trust, dated August 31, 2000, Sarah Glickenhaus 4 Year Grantor Retained Annuity Trust, dated August 31, 2000, Sarah Glickenhaus 5 Year Grantor Retained Annuity Trust, dated August 31, 2000, Seth Glickenhaus 3 Year Grantor Retained Annuity Trust, dated August 31, 2000, Seth Glickenhaus 4 Year Grantor Retained Annuity Trust, dated August 31, 2000 and Seth Glickenhaus 5 Year Grantor Retained Annuity Trust, dated August 31, 2000 as limited partners to the Partnership and the transfer of their limited partnership capital in the Partnership to Seth M. Glickenhaus and Sarah B. Glickenhaus and certain other changes necessitated thereby.

        1. Schedule B of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "Schedule B
               -----------

               Name & Address
               --------------

               Seth M. Glickenhaus
               100 Dorchester Road
               Scarsdale, NY 10583

               Sarah B. Glickenhaus
               100 Dorchester Road
               Scarsdale, NY 10583

               Nancy Brody Pier
               110 Riverside Drive
               New York, NY 10024."

        2. Section 7.3 (c) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "(a) Allocation of Partnership Profits and Losses.

                      (1) Allocation of Partnership Profits. Partnership Profits for each Fiscal Year shall be allocated as follows:

                             (i) First,  Partnership  Profits shall be allocated
among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph his or her Interest on Capital.

                             (ii)   Partnership   Profits   remaining  shall  be
allocated  among the  Partners  set  forth  below in the  following  percentages
(collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

               Seth M. Glickenhaus, as General Partner

               Seth M. Glickenhaus, as Limited Partner

               Sarah B. Glickenhaus, as Limited Partner

               Nancy Brody Pier, as Limited Partner

               James M. Glickenhaus, as General Partner   ______
                                                          100.00%

                      (2) Allocation of Partnership Losses. Partnership Losses for each Fiscal Year shall be allocated among the Partners in accordance with their respective Percentage Interests."

        3. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of the date first above written.

                                          GENERAL PARTNERS:


                                          /s/ SETH M. GLICKENHAUS
                                          --------------------------------------
                                          Seth M. Glickenhaus


                                          /s/ JAMES M. GLICKENHAUS
                                          --------------------------------------
                                          James M. Glickenhaus


                                          LIMITED PARTNERS:


                                          /s/ SETH M. GLICKENHAUS
                                          --------------------------------------
                                          Seth M. Glickenhaus


                                          /s/ SARAH B. GLICKENHAUS
                                          --------------------------------------
                                          Sarah B. Glickenhaus


                                          /s/ NANCY PIER
                                          --------------------------------------
                                          Nancy Brody Pier


                                          WITHDRAWING LIMITED PARTNERS:


                                          Sarah Glickenhaus 3 Year Grantor
                                          Retained Annuity Trust, dated
                                          August 31, 2000

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee

                                          Sarah Glickenhaus 4 Year Grantor
                                          Retained Annuity Trust, dated
                                          August 31, 2000

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Sarah Glickenhaus 5 Year Grantor
                                          Retained Annuity Trust, dated
                                          August 31, 2000

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Seth Glickenhaus 3 Year Grantor
                                          Retained Annuity Trust, dated
                                          August 31, 2000

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Seth Glickenhaus 4 Year Grantor
                                          Retained Annuity Trust, dated
                                          August 31, 2000

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Seth Glickenhaus 5 Year Grantor
                                          Retained Annuity Trust, dated
                                          August 31, 2000

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee


                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee

        THIRTEENTH AGREEMENT OF AMENDMENT, made as of March 1, 2001, by and among the parties to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the deletion of Sarah B. Glickenhaus and Seth M. Glickenhaus as a limited partners to the Partnership and the transfer of their limited partnership capital in the Partnership to Sarah Glickenhaus 3 Year Grantor Retained Annuity Trust, dated March 1, 2001, Sarah Glickenhaus 4 Year Grantor Retained Annuity Trust, dated March 1, 2001, Sarah Glickenhaus 5 Year Grantor Retained Annuity Trust, dated March 1, 2001, Seth Glickenhaus 3 Year Grantor Retained Annuity Trust, dated March 1, 2001, Seth Glickenhaus 4 Year Grantor Retained Annuity Trust, dated March 1, 2001 and Seth Glickenhaus 5 Year Grantor Retained Annuity Trust, dated March 1, 2001, and certain other changes necessitated thereby.

        1. Schedule B of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

        "Sarah Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Sarah B. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Seth M. Glickenhaus and
        James M. Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017

        Nancy Brody Pier
        110 Riverside Drive
        New York, NY 10024."

        2. Section 7.3 (c) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety to read as follows:

               "(a) Allocation of Partnership Profits and Losses.

                      (1) Allocation of Partnership Profits. Partnership Profits for each Fiscal Year shall be allocated as follows:

                             (i) First,  Partnership  Profits shall be allocated
among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph his or her Interest on Capital.

                             (ii)   Partnership   Profits   remaining  shall  be
allocated  among the  Partners  set  forth  below in the  following  percentages
(collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

        FOURTEENTH AGREEMENT OF AMENDMENT, made as of March 1, 2002, by and among the parties (the "Existing Partners") to the Fourth Amended and Restated Agreement of Limited Partnership, made as of January 1, 1991, as heretofore amended, (as amended, the "Limited Partnership Agreement") of Glickenhaus & Co., a New York limited partnership (the "Partnership") and Sarah B. Glickenhaus (the "Incoming Partner").

                                    RECITALS
                                    --------


        The parties hereto wish to amend the Limited Partnership Agreement to reflect the admission into the Partnership of the Incoming Partner as a Limited Partner of the Partnership and to revise the definition of "Interest on Capital" set forth in Article I of the Limited Partnership Agreement.

        1. The Incoming Partner is hereby admitted as a limited partner of the Partnership as of March 1, 2002.

        2. In connection with the admission of the Incoming Partner into the Partnership, Schedule B to the Limited Partnership Agreement is hereby amended in its entirety as of March 1, 2002 to read as follows:

        "Sarah Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Sarah B. Glickenhaus and James M. Glickenhaus, as Trustees 6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Sarah B. Glickenhaus and James M. Glickenhaus, as Trustees 6 East 43rd Street
        New York, NY 10017

        Sarah Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Sarah B. Glickenhaus and James M. Glickenhaus, as Trustees 6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 3 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Seth M. Glickenhaus and James M. Glickenhaus, as Trustees 6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 4 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Seth M. Glickenhaus and James M. Glickenhaus, as Trustees 6 East 43rd Street
        New York, NY 10017

        Seth Glickenhaus 5 Year Grantor Retained
        Annuity Trust, dated March 1, 2001,
        c/o Seth M. Glickenhaus and James M. Glickenhaus, as Trustees 6 East 43rd Street
        New York, NY 10017

        Nancy Brody Pier
        110 Riverside Drive
        New York, NY 10024

        Sarah B. Glickenhaus
        100 Dorchester Road
        Scarsdale, NY 10583."

        3. Section 7.3(c) of Article VII of the Limited Partnership Agreement is hereby amended in its entirety as of March 1, 2002 to read as follows:

               "(a) Allocation of Partnership Profits and Losses.

                      (1) Allocation of Partnership Profits. Partnership Profits for each Fiscal Year shall be allocated as follows:

                             (i) First,  Partnership  Profits shall be allocated
among all Partners, pari passu, until each of them shall have received from aggregate allocations pursuant to this paragraph his or her Interest on Capital.

                             (ii)   Partnership   Profits   remaining  shall  be
allocated  among the  Partners  set  forth  below in the  following  percentages
(collectively, the "Percentage Interests", individually, a "Percentage Interest", with respect to any General Partner, a "General Partner Percentage Interest" and, with respect to all General Partners, collectively, the "General Partner Percentage Interests"):

        ------------------------------------------------------------------------
        Sarah Glickenhaus 3 Year Grantor Retained Annuity Trust
            dated March 1, 2001
        c/o Sarah B. Glickenhaus and James M.
        Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Sarah Glickenhaus 4 Year Grantor Retained Annuity Trust,
            dated March 1, 2001
        c/o Sarah B. Glickenhaus and James M.
            Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Sarah Glickenhaus 5 Year Grantor Retained Annuity Trust,
            dated March 1, 2001
        c/o Sarah B. Glickenhaus and James M.
            Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Seth M. Glickenhaus, as General Partner
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Seth Glickenhaus 3 Year Grantor Retained Annuity Trust,
            dated March 1, 2001
        c/o Seth M. Glickenhaus and James M.
            Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Seth Glickenhaus 4 Year Grantor Retained Annuity Trust,
            dated March 1, 2001,
        c/o Seth M. Glickenhaus and James M.
            Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Seth Glickenhaus 5 Year Grantor Retained Annuity Trust,
            dated March 1, 2001,
        c/o Seth M. Glickenhaus and James M.
            Glickenhaus, as Trustees
        6 East 43rd Street
        New York, NY 10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        James M. Glickenhaus, as General Partner
            6 East 43rd Street
        New York, NY  10017
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Nancy Brody, as Limited Partner
        110 Riverside Drive
        New York, NY 10024
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
        Sarah B. Glickenhaus, as Limited Partner
        100 Dorchester Road
        Scarsdale, NY 10583
        ------------------------------------------------------------------------
                                                                 100.00%
                                                                 =======

                      (2) Allocation of Partnership Losses. Partnership Losses for each Fiscal Year shall be allocated among the Partners in accordance with their respective Percentage Interests."

        4. The definition of "Interest on Capital" in Article I of the Limited Partnership Agreement is hereby amended in its entirety as of January 1, 2002 to read as follows:

               "'Interest on Capital' means, with respect to any Partner, a return of five percent (5%) per annum on the aggregate balance from time to time outstanding in his or her or its Capital Account, provided, however, that, from time to time, a majority in interest of the General Partners may, by written instrument, adopt an interest rate other than five percent (5%) which, upon such adoption, shall immediately become effective; provided, however, that if in any year the amount of Partnership Profits shall be less than the aggregate Interest on Capital for all Partners, then the aggregate amount of Interest on Capital for such year shall be limited to the amount of Partnership Profits and each Partner's Interest on Capital shall be adjusted accordingly."

        5. As herein modified, the Limited Partnership Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of the date first above written.

                                          GENERAL PARTNERS:


                                          /s/ SETH M. GLICKENHAUS
                                          --------------------------------------
                                          Seth M. Glickenhaus


                                          /s/ JAMES M. GLICKENHAUS
                                          --------------------------------------
                                          James M. Glickenhaus


                                          LIMITED PARTNERS:

                                          Sarah Glickenhaus 3 Year Grantor
                                          Retained Annuity Trust,
                                          dated March 1, 2001

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Sarah Glickenhaus 4 Year Grantor
                                          Retained Annuity Trust,
                                          dated March 1, 2001

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee


                                          Sarah Glickenhaus 5 Year Grantor
                                          Retained Annuity Trust,
                                          dated March 1, 2001

                                          By:  /s/ SARAH B. GLICKENHAUS
                                               ---------------------------------
                                               Sarah B. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus, as Trustee

                                          Seth Glickenhaus 3 Year Grantor
                                          Retained Annuity Trust,
                                          dated March 1, 2001

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James M. Glickenhaus


                                          Seth Glickenhaus 4 Year Grantor
                                          Retained Annuity Trust,
                                          dated March 1, 2001

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James Glickenhaus, as Trustee


                                          Seth Glickenhaus 5 Year Grantor
                                          Retained Annuity Trust,
                                          dated March 1, 2001

                                          By:  /s/ SETH M. GLICKENHAUS
                                               ---------------------------------
                                               Seth M. Glickenhaus, as Trustee

                                          By:  /s/ JAMES M. GLICKENHAUS
                                               ---------------------------------
                                               James Glickenhaus, as Trustee


                                          /s/ NANCY BRODY PIER
                                          --------------------------------------
                                          Nancy Brody Pier


                                          INCOMING LIMITED PARTNER:

                                          /s/ SARAH B. GLICKENHAUS
                                          --------------------------------------
                                          Sarah B. Glickenhaus

                                    EXHIBIT A
                                    ---------


                                              Glickenhaus & Co.
                                       Statement of Financial Condition
                                              September 30, 2001
-------------------------------------------------------------------------------------------------------------

Assets
   Cash                                                                                   $    9,970,503
   Securities purchased under agreements to resell                                           217,418,763
   Receivable from brokers, dealers and clearing organizations                               768,150,557
   Securities owned, at market value (including securities pledged to third parties of
      $804,021,075)                                                                          963,287,335
   Furniture, equipment and leasehold improvements, at cost, less
      accumulated depreciation and amortization of $1,174,889                                    675,258
   Exchange membership, at cost (market value of $2,300,000)                                     251,700
   Other assets                                                                               38,139,024
                                                                                          --------------
        Total assets                                                                      $1,997,893,140
                                                                                          ==============

Liabilities and Partners' Capital
   LIABILITIES
   Bank Loan                                                                              $      996,234
   Securities sold under agreements to repurchase                                            651,950,233
   Payable to brokers, dealers and clearing organizations                                    249,489,621
   Securities sold, but not yet purchased, at market value                                   867,493,003
   Other liabilities                                                                          32,877,051
                                                                                          --------------
        Total liabilities                                                                  1,802,806,142
   PARTNERS' CAPITAL                                                                         195,086,998
                                                                                          --------------
        Total Liabilities and Partners' Capital                                           $1,997,893,140
                                                                                          ==============

                        The accompanying notes are an integral part of this statement.

                                Glickenhaus & Co.
                    Notes to Statement of Financial Condition
                               September 30, 2001
--------------------------------------------------------------------------------


1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment adviser, securities broker-dealer and investment banker, conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States.

        Cash represents amounts held at a financial institution.

        Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at market or fair value.

        Federal and state income taxes have not been provided since the partners are individually liable for their own tax payments. The Company is liable for the New York City unincorporated business tax.

        Capital withdrawals anticipated within six months after the end of each period are recorded as a liability of the Company.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        The Financial Accounting Standard Board issued Statement of Financial Accounting Standards ('SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities: a replacement of SFAS No. 125." This statement amends the recognition and reclassification of collateral and disclosures related to securitization transactions and collateral and is effective for fiscal years after December 15, 2000. SFAS No. 140 also amends the accounting for transfers and servicing of financial assets and the extinguishments of liabilities occurring after March 31, 2001. The implementation of SFAS No. 140 did not have a material impact on the Company's financial statements.

2. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities

                                Glickenhaus & Co.
                    Notes to Statement of Financial Condition
                               September 30, 2001
                                   (continued)
--------------------------------------------------------------------------------


        in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

        The market value of collateral accepted by the Company under reverse repurchase agreements was $421,811,980, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

        Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under Financial Accounting Standards Board ("FASB") interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). At September 30, 2001,the Company's assets and liabilities decreased by approximately $204,203,000 as a result of the application of FIN 41.

3.      BANK LOAN

        The Company has a credit facility (the "Facility") with a financial institution under which the Company can borrow up to $90,000,000. As of September 30, 2001, $996,234 was outstanding under the Facility. The loan bears interest at fluctuating rates based on the federal funds interest rate and is payable on demand. Loans under the Facility are secured by firm securities.

4.      CLEARING AGREEMENT

        Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Stock Exchange, Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

        The Agreement states the Company will assume customer obligations should a customer of the Company default. As of September 30, 2001, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

5.      SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

        At September 30, 2001, securities owned and securities sold, not yet purchased, consisted of the following (000's omitted):

                                Glickenhaus & Co.
                    Notes to Statement of Financial Condition
                               September 30, 2001
                                   (continued)
--------------------------------------------------------------------------------


            Securities owned, at market value:
               U.S. Government obligations                           $   804,021
               Corporate stock                                             2,572
               Corporate obligations                                      12,568
               Municipal obligations                                     138,396
               Other                                                       5,730
                                                                     -----------
                                                                     $   963,287
                                                                     ===========

            Securities sold, not yet purchased, at market value:
               U.S. Government obligations                           $   867,196
               Other                                                         297
                                                                     -----------
                                                                     $   867,493
                                                                     ===========


        Securities owned, pledged to third parties under bank loans or repurchase agreements was $854,815,498 at September 30, 2001.

        In the opinion of management, in many cases, the use of financial instruments and economic offsetting of similar security positions serves to decrease the Company's overall exposure to market risk.

6.      RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING
        ORGANIZATIONS

        The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at September 30, 2001 (000's omitted):

            Receivables from brokers, dealers and clearing
              organizations:
               Trade date adjustment, net                            $   506,592
               Receivables from clearing organizations                     9,538
               Securities failed to deliver                              252,020
                                                                     -----------
                                                                     $   768,150
                                                                     ===========

            Payables to brokers, dealers and clearing organizations:
               Securities failed to receive                          $   249,418
               Other                                                          71
                                                                     -----------
                                                                     $   249,489
                                                                     ===========

7.      NET CAPITAL REQUIREMENTS

        As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions. At September 30, 2001, the Company had net

                                Glickenhaus & Co.
                    Notes to Statement of Financial Condition
                               September 30, 2001
                                   (continued)
--------------------------------------------------------------------------------


        capital of $125,351,915, which exceeded minimum net capital requirements by $125,101,915.

        Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

8.      RELATED PARTY TRANSACTIONS

        Included in other assets are loans to affiliates which represent entities into which the General Partners are invested. The loans to affiliates was $25,015,711, including accrued interest, as of September 30, 2001 and is collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates. In management's opinion, the carrying amounts of these loans approximates fair value.

        Included in other liabilities on the accompanying statement of financial condition, is $26,970,000 in capital withdrawals anticipated within six months after September 30, 2001.

9.      COMMITMENTS AND CONTINGENT LIABILITIES

        The Company leases office space under a noncancelable lease agreement expiring on April 30, 2005. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately (000's omitted):

            Year ending September 30:
                     2002                           $  447
                     2003                              466
                     2004                              466
                     2005                              272

        The Company has purchased "split dollar" life insurance policies (the "Plan") for one of the General Partners and his wife. As the sponsor of the Plan, the Company is responsible for paying the annual premiums less an amount that the insured is required to pay per statutory regulation. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds for the Plan in the amount of the premiums paid.

                                Glickenhaus & Co.
                    Notes to Statement of Financial Condition
                               September 30, 2001
                                   (continued)
--------------------------------------------------------------------------------


10. OFF-BALANCE SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

        In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

        The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

        The Company's trading activities include purchases and short sales of U.S. Government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions. The Company records all contractual commitments involving future settlement at market or fair value.

11.     FAIR VALUE OF FINANCIAL INSTRUMENTS

        Other than securities owned and securities sold, but not yet purchased, which are carried at market value, the Company's assets and liabilities are carried at principal amount or historical cost, which approximates fair value.

                                General Partners
                               Seth M. Glickenhaus
                              James M. Glickenhaus

                                    EXHIBIT B
                                    ---------


                                                 Advest, Inc.
                                       Statement of Financial Condition
                                              December 31, 2001
-------------------------------------------------------------------------------------------------------------

Assets
   Cash and cash equivalents                                                              $   30,163,007
   Deposits paid for securities borrowed                                                     601,040,510
   Receivables from brokerage customers, net                                                 452,130,265
   Securities inventory, at market value                                                     365,223,391
   Securities inventory, pledged as collateral, at market value                              345,530,545
   Receivables from brokers and dealers                                                       41,566,207
   Other receivables                                                                          17,839,297
   Equipment and leasehold improvements, net                                                  12,557,475
   Exchange memberships, at cost (latest sales prices of $5,331,800)                           4,696,500
   Investment in subsidiaries, at equity                                                         509,610
   Goodwill, net                                                                             153,754,493
   Other assets                                                                               79,746,711
                                                                                          --------------

               Total assets                                                               $2,104,758,011
                                                                                          ==============

Liabilities
   Securities sold, not yet purchased, at market value                                    $  539,244,722
   Deposits received from securities loaned                                                  392,416,041
   Payables to brokerage customers                                                           374,368,940
   Bank loans payable                                                                        313,008,108
   Payables to brokers and dealers                                                            55,683,214
   Accrued compensation and benefits                                                          47,152,833
   Checks payable                                                                              5,113,826
   Accounts payable and other accrued expenses                                                44,857,023
                                                                                          --------------

Commitments and contingent liabilities (Note 7)                                            1,771,844,707
                                                                                          --------------

Subordinated borrowing                                                                        10,000,000
                                                                                          --------------

Stockholder's Equity
   Common stock, $1.00 par; authorized 1,000, issued and outstanding 1,000                         1,000
   Additional paid-in capital                                                                285,476,951
   Retained earnings                                                                          37,435,353
                                                                                          --------------

                                                                                             322,913,304
                                                                                          --------------

               Total liabilities and stockholder's equity                                 $2,104,758,011
                                                                                          ==============


   The accompanying notes are an integral part of these financial statements.


                                         Advest, Inc.
                                   Statements of Operations
----------------------------------------------------------------------------------------------


                                                         For the Eleven          For the Four
                                                          Months Ended           Months Ended
                                                        December 31, 2001      January 31, 2001
                                                        -----------------      ----------------
Revenues
   Commissions                                          $    97,068,994        $    44,257,093
   Interest                                                  58,358,548             36,625,857
   Principal transactions, net                               77,098,276             30,146,532
   Investment banking                                        16,791,445              4,754,549
   Asset management                                          43,064,839             15,372,988
   Other                                                      7,420,694              2,167,026
                                                        ---------------        ---------------

               Total revenues                               299,802,796            133,324,045
                                                        ---------------        ---------------

Expenses
   Compensation and benefits                                192,232,148            110,542,467
   Interest                                                  36,942,613             27,335,275
   Occupancy and equipment                                   24,492,846              8,096,080
   Communications                                            32,341,453             11,904,407
   Professional                                               5,193,014              2,113,495
   Clearance and floor brokerage                              4,486,506              1,701,525
   Business development                                       7,510,774              3,511,857
   Other                                                     12,185,303              3,067,336
                                                        ---------------        ---------------

               Total expenses                               315,384,657            168,272,442
                                                        ---------------        ---------------

               Loss before benefit for income taxes         (15,581,861)           (34,948,397)

   Benefit for income taxes                                  (2,724,108)           (14,328,843)
                                                        ---------------        ---------------

               Net loss                                 $   (12,857,753)       $   (20,619,554)
                                                        ===============        ===============


   The accompanying notes are an integral part of these financial statements.


                                                 Advest, Inc.
                                 Statements of Changes in Stockholder's Equity
                                For the Four Months Ended January 31, 2001 and
                                     Eleven Months Ended December 31, 2001
--------------------------------------------------------------------------------------------------------------


                                                                   Additional
                                        Preferred     Common        paid-in         Retained
                                          stock        stock        capital         earnings        Total
                                        ---------     -------    -------------   -------------  --------------
Balances at October 1, 2000              $    --      $ 1,000    $  47,251,537   $  87,912,660  $  135,165,197

Net loss                                      --           --               --     (20,619,554)    (20,619,554)
                                         -------      -------    -------------   -------------  --------------

Balances at January 31, 2001             $    --      $ 1,000    $  47,251,537   $  67,293,106  $  114,545,643
                                         =======      =======    =============   =============  ==============


Balances at January 31, 2001, before
effect of business combination (See
Notes 1 and 2)                           $    --      $ 1,000    $  47,251,537   $  67,293,106  $  114,545,643

MONY acquisition                              --           --      238,225,414              --     238,225,414

Net loss                                      --           --               --     (12,857,753)    (12,857,753)

Dividend to Parent                            --           --               --     (17,000,000)    (17,000,000)
                                         -------      -------    -------------   -------------  --------------

Balances at December 31, 2001            $    --      $ 1,000    $ 285,476,951   $  37,435,353  $  322,913,304
                                         =======      =======    =============   =============  ==============


   The accompanying notes are an integral part of these financial statements.

                                  Advest, Inc.
                 Statement of Changes in Subordinated Borrowings
                 For the Four Months Ended January 31, 2001 and
                      Eleven Months Ended December 31, 2001
--------------------------------------------------------------------------------


      Subordinated borrowings at October 1, 2000            $ 10,000,000

      Increases                                                       --

      Decreases                                                       --
                                                            ------------

      Subordinated borrowings at December 31, 2001          $ 10,000,000
                                                            ============


   The accompanying notes are an integral part of these financial statements.


                                                     Advest, Inc.
                                                Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------

                                                                                   For the Eleven        For the Four
                                                                                    Months Ended         Months Ended
                                                                                  December 31, 2001    January 31, 2001
                                                                                 -------------------  ------------------
Cash flows from operating activities:
   Net loss                                                                       $ (12,857,753)       $ (20,619,554)
                                                                                  -------------        -------------
   Adjustments to reconcile net loss to net cash used in operating activities:
     Amortization                                                                    15,037,414            2,407,006
     Depreciation                                                                     4,359,385            1,639,242
     Provision for doubtful accounts                                                     73,871              (64,542)
     Loss on sale of equipment                                                           23,580               39,161
     Change in operating assets:
       Deposits paid for securities borrowed                                        284,043,202           26,528,116
       Receivables from brokerage customers                                          65,833,544          120,255,492
       Securities inventory                                                         169,476,640         (107,631,898)
       Securities pledged                                                          (345,530,545)                  --
       Receivables from brokers and dealers                                         (33,633,740)           5,593,206
       Cash and investments segregated under federal and other
         regulations                                                                         --              258,250
       Other                                                                          6,947,463             (440,998)
     Change in operating liabilities:
       Deposits received for securities loaned                                     (435,921,600)        (134,249,869)
       Securities sold, not yet purchased                                           131,680,149           55,452,204
       Checks payable                                                               (52,146,950)         (13,503,694)
       Payables to brokers and dealers                                               45,794,691          (12,553,520)
       Accrued compensation and benefits                                             14,820,066          (13,310,244)
       Payables to brokerage customers                                              103,870,503           15,433,514
       Accounts payable and other accrued expenses                                  (22,997,333)          43,329,683
                                                                                  -------------        -------------
   Total adjustments                                                                (48,269,660)         (10,818,891)
                                                                                  -------------        -------------
               Net cash used in operating activities                                (61,127,413)         (31,438,445)

Cash flows from financing activities:
   Bank loans payable, net                                                          119,366,999           56,076,043
                                                                                  -------------        -------------
               Net cash provided by financing activities                            119,366,999           56,076,043
                                                                                  -------------        -------------

Cash flows from investing activities:
   Financial advisor loans originated                                               (18,735,023)         (12,411,113)
   Advances to Parent and affiliates, net                                            (9,500,653)         (12,853,964)
   Purchase of equipment and leasehold improvements                                  (4,250,643)          (1,596,724)
   Other                                                                               (160,743)             132,429
                                                                                  -------------        -------------
               Net cash used in investing activities                                (32,647,062)         (26,729,372)
                                                                                  -------------        -------------
Net increase in cash and cash equivalents                                            25,592,524           (2,091,774)
Cash and cash equivalents at beginning of period                                      4,570,483            6,662,257
                                                                                  -------------        -------------
Cash and cash equivalents at end of period                                        $  30,163,007        $   4,570,483
                                                                                  =============        =============

Supplemental disclosure:
Interest paid                                                                     $  36,942,613        $  27,335,275
Non-cash activities:
   The Company paid a dividend to the Parent through an intercompany
     transaction                                                                  $  17,000,000        $          --
   The Company repaid a loan to the Parent through an intercompany
     transaction                                                                  $          --        $  10,000,000
   Effect of MONY acquisition                                                     $ 238,225,414        $          --


   The accompanying notes are an integral part of these financial statements.

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
--------------------------------------------------------------------------------


1.      Summary of Significant Accounting Policies

        Organization
        Advest, Inc. (the "Company") is a wholly-owned subsidiary of The Advest Group, Inc. (the "Parent") and, effective February 1, 2001, ultimately of The MONY Group Inc. ("MONY") and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides securities brokerage, trading, investment banking and asset management services to retail and institutional investors through 90 sales offices in 18 states and Washington, DC.

        Basis of Presentation
        As described in Note 2, on January 31, 2001 all of the ownership interests in the Parent were acquired by The MONY Group Inc. The acquisition has been accounted for as a purchase. The purchase price exceeded the fair value of net assets acquired by approximately $159,107,000, which is being amortized on a straight line basis over 20 years. Intangible assets included in the allocation of purchase price approximated $3,716,000, and are being amortized over 15 years. Additional purchase liabilities recorded included approximately $25,800,000 for restructuring costs, with approximately $18,291,000 remaining unpaid at December 31, 2001 (See Note 2). All of the purchase accounting amounts were pushed down to the Company.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents
        Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less.

        Cash and Investments Segregated Under Federal and Other Regulations The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

        Deposits on Securities Borrowed and Securities Loaned
        Securities loaned and borrowed are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral received or advanced. The initial collateral advanced or received has a market value in excess of the market value of the underlying securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        Receivables from and Payables to Brokers and Dealers
        Receivables from and payables to brokers and dealers and clearing organizations arise from the settlement of securities and commodities transactions executed for brokerage customers of the Company. The receivables are generally collected within thirty days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers and dealers. The collateral is not reflected in the accompanying financial statements.

        Payables to brokers and dealers represent amounts due upon the receipt of securities. Should the counterparty fail to deliver the securities, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2001 approximated amounts owed. The Company monitors the credit standing of brokers and dealers with whom it conducts business. In addition, the Company monitors the market value of collateral and will request additional collateral when required. At December 31, 2001, substantially all of the balances related to securities failed to deliver and securities failed to receive.

        Receivables From and Payables to Brokerage Customers
        Receivables from and payables to brokerage customers arise from cash and margin transactions executed by the Company on their behalf. In virtually all instances, receivables are collateralized by securities with market values in excess of the amounts due. The collateral is not reflected in the accompanying financial statements. A reserve for doubtful accounts is established based upon reviews of individual credit risks, as well as prevailing and anticipated economic conditions. At December 31, 2001, the reserve was $693,601. Included in payables to brokerage customers are free credit balances of $314,974,999 at December 31, 2001. The Company pays interest on credit balances when the customer has indicated that the funds are for reinvestment purposes.

        Securities Inventory and Securities Sold, Not Yet Purchased
        Securities inventory and securities sold, not yet purchased, are valued at market with unrealized gains and losses reflected in current period revenues from principal transactions and investment banking. Securities inventory consists of trading account securities which are generally held for resale within a relatively short time frame. Securities sold, not yet purchased represent an obligation of the Company to acquire the securities at prevailing market prices in the future.

        Periodically, Advest receives stock warrants in connection with its investment banking activities. Warrants are carried at their fair value which is determined using the Black-Scholes model or another standard option valuation technique.

        As of December 31, 2001, the Company's securities inventory consisted of the following, at market value:


                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
-----------------------------------------------------------------------------------------------

                                                                 Securities       Securities
                                                 Securities      pledged as      sold, not yet
                                                 inventory       collateral        purchased
                                                ------------    ------------    ---------------

        Corporate obligations                   $134,902,731     $334,027,410     $371,865,199
        State and municipal obligation            45,212,831               --           54,768
        US government and agency obligations     139,547,220       11,503,135      165,321,933
        Mortgage-backed securities                42,329,821               --          751,696
        Stocks and warrants                        3,230,788               --        1,251,126
                                                ------------     ------------     ------------
                                                $365,223,391     $345,530,545     $539,244,722
                                                ============     ============     ============

        Commission revenue and related expenses for transactions executed but not settled are accrued on a trade date basis.

        Equipment and Leasehold Improvements
        Equipment and leasehold improvements are carried at cost. Depreciation of equipment for financial accounting purposes is calculated primarily using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At December 31, 2001, accumulated depreciation and amortization was $22,439,666.

        Excess Cost Over Fair Value of Net Assets Acquired
        The excess cost over the fair value of net assets of acquired companies is recorded as goodwill and is amortized on a straight-line basis. Amortization expense for the four months ended January 31, 2001 was $29,823 and the eleven months ended December 31, 2001 was $7,064,172.

        Computer Software
        Costs associated with the purchases of computer software have been capitalized and will be amortized over the straight-line method. Included in other assets at December 31, 2001 is $2,948,831 of costs related to computer software used to meet the needs of the Company. Amortized computer software costs for the four months ended January 31, 2001 were $714,626 and the eleven months ended December 31, 2001 were $1,508,403.

        Investment Banking
        Investment banking revenues are recorded, net of expenses, on the settlement date for management fees and sales concessions, and on the dates the underwriting syndications are closed for underwriting fees.

        Income Taxes
        The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes," to each subsidiary as if it were a separate

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Current and deferred taxes are settled with the Parent on a current basis.

        Derivative Financial Instruments
        Company uses derivatives (primarily financial futures contracts) solely to manage the risk associated with its municipal, corporate bond and mortgage-backed securities trading inventories. Derivative transactions are entered into when inventory levels exceed pre-determined thresholds specified in the Company's hedging policy, which was developed and is reviewed at least annually by the Chief Executive Officer of the Parent. Derivatives are considered off-balance-sheet instruments because their notional amounts are not recorded on the statement of financial condition. However, the fair values of the Company's futures contracts, which are based on quoted market prices, are reflected in the statement of financial condition within securities inventory and the changes therein are reflected in the operating activities Section of the statement of cash flows. Futures contracts are marked to market daily. Unrealized and realized gains and losses from the termination or sale of the futures contracts are reflected in revenue from principal transactions.

        Accounting Pronouncements
        In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 138 addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133. SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," requires that all derivative instruments be recorded on the balance sheet at their fair value. The effect of adoption in 2001 on the Company's financial condition, results of operations or cash flows was not material.

        In December 2001, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 is effective for transfers of financial assets occurring after March 31, 2001, applied prospectively; effective for disclosures about securitizations and for reclassification and disclosure about collateral in financial statements for fiscal years ending after December 15, 2000. The effect of adoption on the Company's financial condition, results of operations or cash flows was not material.

        In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which replaced APB No. 17, "Intangible Assets." SFAS 142 creates a new accounting model for intangible assets deemed to have an indefinite life. Such assets should no longer be amortized, only tested for impairment to compare the asset's fair value with its

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        carrying amount. SFAS 142 is effective for fiscal years beginning after December 15, 2001. At this time, management of the Company does not expect the adoption of SFAS 142 to be material to the Company's financial condition, results of operations or cash flows.

2.      Significant 2001 Transactions

        Acquisition by The MONY Group Inc.
        On January 31, 2001, all of the ownership interests in the Parent were acquired by The MONY Group Inc. ("MONY"), through a merger transaction. In this transaction, The Advest Group, Inc., merged with and into MONY Acquisition Corp. ("MONYAC"), a wholly owned subsidiary of MONY. MONYAC changed its name to "The Advest Group, Inc." immediately following the merger.

        In the merger, each Parent shareholder could elect to receive $31.59 in cash, 0.8696 of a share of MONY common stock, or a combination of cash and MONY shares. These elections were pro rated to produce an aggregate purchase price consisting of 49.9 percent cash and 50.1 percent MONY common stock. As a result of this proration, shareholders that elected to receive any portion of their proceeds in cash received approximately $25.88 in cash plus 0.1568 of a share of MONY common stock for each share of Parent common stock.

        MONY is a holding company which, through its subsidiaries, is primarily engaged in the business of providing a wide range of life insurance and other financial products and services to higher income individuals.

        Wexford Clearing Services Corporation Agreement
        On May 31, 2001, the Company entered into an Agreement with Wexford Clearing Services Corporation ("Wexford") providing that Wexford would execute orders and carry accounts for the Company's customers, as well as the Company's proprietary accounts, on a fully disclosed basis. The conversion date for most aspects of this new relationship occurred on January 18, 2002. With the effectiveness of this conversion, the Company has outsourced a majority of its brokerage processing operations to Wexford. Management believes this initiative to upgrade the operational and technological support for the Company's financial advisors in such areas as trade execution, client account statements and online account capabilities, and to result in cost savings. As a result of the outsourcing, approximately 155 operations positions in the Company's Hartford and New York offices have been or will be eliminated. In addition, the Company's efforts to integrate its technology base with MONY will result in the relocation of about 30 information services positions from Hartford to MONY's Syracuse location. Estimated severance and other costs associated with the outsourcing and technology integration were recorded as additions to liabilities related to the merger of the Parent with MONY described above.

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        Acquisition of Lebenthal & Co., Inc.
        On November 30, 2001, MONY and the Parent completed the acquisition of Lebenthal & Co., Inc. ("Lebenthal") in a merger transaction. As a result of this merger and associated transactions, Lebenthal became a subsidiary of the Parent. Since its founding in 1925, Lebenthal has specialized in the sale of municipal bonds to individual investors. In recent years, Lebenthal has significantly expanded its product offerings to include stocks, mutual funds, annuities, insurance, estate planning, managed money, and retirement accounts. Lebenthal's investment advisory subsidiary, Lebenthal Asset Management, Inc., acts as investment advisor to a family of municipal bond investment companies and private accounts.

3.      Bank Loans Payable, Subordinated Borrowings and Notes Payable

        In the ordinary course of business, primarily to facilitate securities settlements and finance margin debits and trading inventories, the Company obtains bank loans which are collateralized by its own securities inventory and customers' margin securities. The loans are payable on demand and bear interest based on the federal funds rate. At December 31, 2001, the Company had $281,058,000 in firm bank loans, fully collateralized by the Company's trading securities. In addition at December 31, 2001, the Company had $31,950,000 of uncollateralized borrowings. The weighted average interest rate on bank loans outstanding at December 31, 2001 was 2.10%, and the weighted average interest rate during fiscal 2001 was 4.02%.

        At December 31, 2001 the Company had a $10,000,000 subordinated borrowing outstanding to the Parent. During fiscal 1997, the Company borrowed $10,000,000 from the Parent. Under terms of this agreement, the principal is due December 31, 2006, unless accelerated at the Parent's option, with interest payments due semi-annually in June and December. The borrowing bears interest at 8% per annum and is subordinated to the claims of general creditors. The borrowing has been approved by the New York Stock Exchange ("NYSE") and is available to the Company in computing net capital under the SEC's Uniform Net Capital Rule.

4.      Employee Compensation and Benefit Plans

        Advest Thrift Plan
        The Parent maintains The Advest Thrift Plan (the "Thrift Plan") which is a qualified employee stock ownership plan ("ESOP") and 401(k) plan. All employees who are scheduled to work at least 20 hours per week and are not classified as temporary employees are eligible to participate beginning on the first day of a month following their commencement of employment. However, an employee will be eligible to receive Parent contributions only after having completed one year of service. For the calendar 2001 plan year the Parent made a contribution of 100% of participants' contributions to their Thrift Plan accounts up to 2% of compensation and a direct contribution to participants' Thrift Plan accounts equal to 1.5% of compensation. For the calendar 2000 plan year,

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        effective upon the January 31, 2001 closing of the merger with MONY (see
        Note 2), the Parent made a discretionary contribution to each participant's Thrift Plan account of 20 shares of MONY common stock. All employees, regardless of employment tenure, received this stock contribution. The Company's contribution expense for the four months ended January 31, 2001 was $1,400,000 and for the eleven months ended December 31, 2001 was $2,612,201. No ESOP contributions have been made by the Parent since 1993.

        Defined Benefit Plans
        The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, as amended, offers certain high-performing financial advisors retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts. During fiscal 2000, the Parent amended the AE Defined Benefit Plan to permit commencement of benefit distributions at age 55 under some circumstances, and to provide other enhanced benefits to participants.

        The Parent's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, as amended, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Parent contributions to certain other benefit plans on the executive's behalf. In June 1999, the Board of Directors adopted an amendment to the Executive Defined Benefit Plan, which increased the amount of incentive compensation considered in determining final average earnings.

        Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded", assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Parent in the event of liquidation. The fair value of these trusts, which are included in securities inventory and other assets at December 31, 2001 was $17,622,366 which was more than the projected benefit obligation by $1,675,073.

        The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's financial statements at December 31, 2001:

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        Change in benefit obligations:
           Acquisition                                           $  13,887,677
           Service cost                                              1,263,578
           Interest cost                                               879,737
           Actuarial gain                                              (83,709)
                                                                 -------------
           Benefit obligation, end of year                       $  15,947,283
                                                                 =============

           Funded status                                         $ (15,947,283)
           Unrecognized actuarial gain                                 (83,709)
                                                                 -------------
           Accrued benefit cost                                  $ (16,030,992)
                                                                 =============

        Pension expense for the plans for the four months ended January 31, 2001 and eleven months ended December 31, 2001 included the following components:


                                                   January 31,      December 31,
                                                      2001             2001
                                                   ---------        ----------

        Service cost                               $ 460,378        $1,263,578
        Interest cost                                353,338           879,737
        Recognized net actuarial gain                 (8,453)               --
        Amortization of prior service cost            51,082                --
                                                   ---------        ----------
        Net benefit costs                          $ 856,345        $2,143,315
                                                   =========        ==========

        The following table provides the assumptions used in determining the projected benefit obligation for the plans for the four months ended January 31, 2001 and eleven months ended December 31, 2001:


                                                       January 31,  December 31,
                                                          2001         2001
                                                       ---------    ----------

        Weighted-average discount rate                   7.375%        7.25%
        Rate of increase in future compensation levels   5.000%        5.00%

        Option and Stock Award Plans
        Prior to the January 31, 2001 acquisition of the Parent by MONY discussed in Note 2, the Parent offered several plans allowing officers and other key employees of the Company and other Parent subsidiaries to acquire options to purchase shares of Parent common stock or restricted shares of Parent common stock. In connection with the acquisition by MONY, holders of these options received cash payments based upon the amount by which the merger price exceeded the applicable exercise price. Holders of restricted shares received a combination of cash and shares of MONY common stock. In some cases, the shares of MONY common stock received remain subject to restrictions previously applicable to the restricted parent shares. As of December 31, 2001, stock awards of 14,468 restricted shares of MONY common stock were outstanding, with restrictions expiring at various dates through 2009. The deferred cost of the restricted stock awards is amortized on a straight-line basis based on vesting.

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        Management Incentive Plan
        The Company has a Management Incentive Plan (the "MIP") which provides for incentive compensation to certain salaried employees. Compensation is presently based on the Company's pretax income. During the four months ended January 31, 2001, MIP compensation was $900,000. There was no MIP compensation for the eleven months ended December 31, 2001.

        Key Employee Incentive Plan
        In connection with the January 31, 2001 acquisition by MONY, Parent established the Key Employee Incentive Plan to promote the retention of key personnel and to provide performance-based incentives. The Key Employee Incentive Plan provides for aggregate incentives of up to $15 million based upon achievement of certain goals through January 31, 2003.

5.      Net Capital

        The Company is subject to the net capital rule adopted and administered by the NYSE and the SEC. The Company has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of December 31, 2001, the Company's regulatory net capital of $48,055,694 was 9.01% of aggregate debit balances, and exceeded required net capital by $37,388,528.

6.      Income Taxes

        The provision (benefit) for income taxes for the four months ended January 31, 2001 and the eleven months ended December 31, 2001 consist of the following:

                                                December 31,     January 31,
                                                    2001            2001
                                                ------------    ------------
        Current
           Federal                              $ (5,553,728)    $(7,325,951)
           State and local                           115,000         425,000
                                                ------------    ------------
                                                  (5,438,728)     (6,900,951)
                                                ------------    ------------


        Deferred
           Federal                                 3,336,322      (4,275,228)
           State and local                          (621,702)     (3,152,664)
                                                ------------    ------------
                                                   2,714,620      (7,427,892)
                                                ------------    ------------

        Provision for income taxes              $ (2,724,108)   $(14,328,843)
                                                ============    ============

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at December 31, 2001, the Company has recorded no valuation allowance against federal or state deferred tax assets based on reversals of existing taxable amounts, taxable income in carryback years and future taxable income. The Company settles both current and deferred taxes with the Parent through its intercompany account on a current basis.


        A reconciliation of the difference between the statutory federal income tax and the effective income tax rate follows for the four months ended January 31, 2001 and for the eleven months ended December 31, 2001 is as follows:

                                                    December 31,    January 31,
                                                       2001            2001
                                                    ------------    -----------

        Statutory income tax rate                       35.0%         35.0%
        State and local income taxes, net of
        federal tax effect                               2.1           5.1
        Goodwill                                       (15.2)         --
        Decrease in cash surrender value                (1.9)         (0.1)
        Other                                           (2.5)          1.0
                                                       ------        -------
        Effective income tax rate                       17.5%         41.0%
                                                       ======        =======

7.      Commitments and Contingent Liabilities

        Leases
        The Company conducts all of its operations from leased premises, and leases data processing and communication equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses, which also are obligations) at December 31, 2001 are:


                                                            Communication
              For the year                      Office        and other
           ending December 31,                 facilities     equipment          Total
        --------------------------            ------------  --------------   -------------

        2002                                 $  9,733,782    $  2,989,213    $  12,722,995
        2003                                    8,700,094       1,899,157       10,599,251
        2004                                    7,447,597         950,240        8,397,837
        2005                                    6,418,749              --        6,418,749
        2006                                    3,307,320              --        3,307,320
        2007 and thereafter through 2011        3,904,617              --        3,904,617
                                             ------------    ------------    -------------
                                             $ 39,512,159    $  5,838,610    $  45,350,769
                                             ============    ============    =============

        Rental expense for the four months ended January 31, 2001 under these leases was $3,615,297 and for the eleven months ended December 31, 2001 was $10,893,625.

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        Underwriting Commitments
        In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and were subsequently settled, had no material effects on the financial statements as of that date.

        Litigation
        The Company has been named as defendant, or has been threatened with being named defendant in various actions, suits and proceedings before a court or arbitrator arising principally from its securities and investment banking business. Such matters involve alleged violations of federal and state securities laws and other laws. Certain of these actions claim substantial damages and, if determined adversely, could have a material adverse effect on the financial condition, results of operations or cash flows of the Company. While the outcome of any litigation is uncertain, management, based in part upon consultation with legal counsel, believes that the resolution of all matters pending or threatened against the Company will have no material adverse effect on the financial condition, future results of operations or cash flows of the Company.

8.      Financial Instruments with Off-Balance-Sheet Risk

        In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers or other parties are unable to fulfill their contractual obligations.

        In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

        Customer securities activities, including the sale of securities not yet purchased ("short sales"), are transacted on either a cash or margin basis. For margin transactions, in which the Company extends credit to customers, it seeks to control its risk by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and requires customers to deposit additional collateral or liquidate securities positions when necessary. Such transactions expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to cover customer losses.

        The Company's collateralized financing activities require it to pledge customer and firm securities as collateral for various secured financing sources, such as bank loans, repurchase agreements and securities loaned. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to the off-balance-sheet

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustment of collateral levels as needed.

        The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at prevailing market prices in the future. These obligations are recorded in the statement of financial condition at the market values of the related securities and the Company will incur a loss if the market value of the securities increases.

        The Company seeks to manage the interest rate risk associated with its municipal bond inventories by entering into derivative transactions, principally short-term futures contracts. The average fair value of futures contracts during the year ended December 31, 2001 was $1,476,180. Net trading losses of $105,349 and $141,207 were realized for the four months ended January 31, 2001 and for the eleven months ended December 31, 2001, respectively. At December 31, 2001, the Company had only nominal open positions. The Company hedges its taxable fixed income positions by taking short positions either in like products with similar maturities or U.S. Treasuries.

9.      Concentrations of Credit Risk

        The Company generally conducts business with brokers and dealers located in the New York metropolitan area that are members of the major securities exchanges. The Company's clients are predominantly retail investors located throughout the United States, but primarily in the Northeast and Florida. The Company's activities primarily involve collateralized arrangements and may result in credit exposure if the counterparties do not fulfill their obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

10.     Fair Value of Financial Instruments

        Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows.

        The methods and assumptions used to estimate fair value follow. The fair value of other financial assets and liabilities (consisting primarily of receivables from and payables to brokers and dealers, customers, securities borrowed and loaned) are considered to approximate the carrying value due to the short-term nature of the financial instruments.

                                  Advest, Inc.
                          Notes to Financial Statements
                                December 31, 2001
                                   (continued)
--------------------------------------------------------------------------------


        Securities Inventory
        Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued.

        Borrowings
        The fair values of bank loans payable approximate their carrying values as these are variable-rate instruments that reprice frequently at market rates.

        Management estimates that the fair values of the subordinated borrowings approximate their carrying value. This estimate was based on a discounting of expected interest and principal distributions at the market rate of similar recently issued securities.

11.     Stock Option Plans

        The Company's employees were included in the stock option plans of the Parent. The Parent accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Immediately prior to the closing date of the MONY acquisition all outstanding stock options vested and converted to cash under the terms discussed in Note 2. There were no new stock options granted during the four month period ended January 31, 2001 or the eleven month period ended December 31, 2001.

        Stock option activity
        Transactions under the Parent's stock option plans are summarized below:


                                                                    Weighted-
                                                     Number of       average
                                                      shares      exercise price
                                                   -------------  --------------

        Options outstanding at September 30, 2000     981,651        $ 15.89
           Granted                                         --             --
           Forfeited                                  (40,307)         21.76
           Exercised                                 (941,344)         15.64
                                                    ---------
        Options outstanding at January 31, 2001            --
                                                    =========

                                  Advest, Inc.
      Schedule I -- Computation of Net Capital Under Rule 15c3-1(f) of the Securities and Exchange Commission Using the Alternative Net Capital Method
                                December 31, 2001
--------------------------------------------------------------------------------


Stockholder's equity                                               $ 322,913,304

Add-- Liabilities subordinated to claims of general creditors
        allowable in computation of net capital                       10,000,000
                                                                   -------------
Total capital and allowable subordinated liabilities                 332,913,304
                                                                   -------------

Less-- Total non-allowable assets                                    255,718,064
        Other deductions and/or charges                                2,879,106
                                                                   -------------
Total deductions and/or charges                                      258,597,170
                                                                   -------------

Net capital before haircuts on securities positions                   74,316,134

Less-- Haircuts on securities positions                               26,260,440
                                                                   -------------

Net capital                                                           48,055,694

Less-- Net capital requirement (2% of aggregate debits included in
        Schedule II)                                                  10,667,166
                                                                   -------------

Net capital in excess of requirements                              $  37,388,528
                                                                   =============

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission
--------------------------------------------------------------------------

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS Report filed by the Company on January 23, 2002.


                                  Schedule I-1


                                  Advest, Inc.
    Schedule II -- Computation of Determination of Reserve Requirements Under
              Rule 15c3-3 of the Securities and Exchange Commission
                                December 31, 2001
------------------------------------------------------------------------------------------------


Credit balances

Free credit balances and other credit balances in customers' security
        accounts                                                                $  370,894,485

Monies borrowed, collateralized by securities carried for the accounts of
        customers                                                                   25,478,725

Monies payable against customers' securities loaned                                103,029,113

Customers' securities failed to receive (including credit balances in
        continuous net settlement accounts)                                         12,826,326

Credit balances in firm accounts which are attributable to principal sales
        to customers                                                                 9,430,662

Market value of stock dividends, stock splits and similar distributions
        receivable outstanding over 30 calendar days                                   148,651

Market value of short security count differences over 30 calendar days
        old                                                                            639,531

Market value of short securities and credits in all suspense accounts
        over 30 calendar days                                                        1,633,388

Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the
        transfer agent or the issuer during the 40 days                                206,546
                                                                                --------------

        Total credit items                                                      $  524,287,427
                                                                                ==============


                                  Schedule II-1


                                  Advest, Inc.
    Schedule II -- Computation of Determination of Reserve Requirements Under
              Rule 15c3-3 of the Securities and Exchange Commission
                                December 31, 2001
----------------------------------------------------------------------------------------------

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of
        deductions pursuant to Rule 15c3-3                                      $  448,237,439

Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities
        failed to deliver                                                           32,696,765

Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement
        accounts)                                                                   30,131,099

Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer
        accounts                                                                    22,292,982
                                                                                --------------

Total aggregate debit items                                                        533,358,285

Less-- 3% of total aggregate debit items (for alternative method only)              16,000,749
                                                                                --------------

Total 15c3-3 debit items                                                        $  517,357,536
                                                                                ==============

Excess of total 15c3-3 credit items over total debit items                      $    6,929,891
                                                                                ==============

Deposit to "Reserve Bank Accounts" on January 2, 2002                           $   13,000,000

Deposit to "Reserve Bank Accounts" on January 3, 2002                               12,000,000
                                                                                --------------

Balance in "Reserve Bank Account" on January 2, 2002                            $   25,000,000*
                                                                                ==============

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission
--------------------------------------------------------------------------


There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS Report filed by the Company on January 23, 2002.

* The total amount on deposit at January 3, 2002 was $25 million which was based on a preliminary reserve requirement of approximately $21 million. The final reserve calculation as reported herein was $6.9 million.


                                  Schedule II-2


                                  Advest, Inc.
   Schedule III -- Information Relating to Possession or Control Requirements
           Under Rule 15c3-3 of the Securities and Exchange Commission
                                December 31, 2001
----------------------------------------------------------------------------------------------


                                                                      Market       Number of
                                                                       Value         Items
                                                                    ----------    ------------

1.        Customers' fully paid and excess margin securities not       None           None
          in the company's possession or control as of December
          31, 2001 but for which instructions to reduce to
          possession or control had been issued as of December
          31, 2001, but for which the required action was not
          taken within the time frames specified under Rule
          15c3-3

2.        Customers' fully paid securities and excess margin           None           None
          securities for which instructions to reduce to
          possession or control had not been issued as of
          December 31, 2001, excluding items arising from
          "temporary lags which result from normal business
          operations" as permitted under Rule 15c3-3


                                 Schedule III-1

                                  Advest, Inc.
  Schedule IV -- Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
                                December 31, 2001
--------------------------------------------------------------------------------


The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulations 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transaction with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.


                                  Schedule IV-1